                                                                    EXHIBIT 20.2


                         MCKESSON CORPORATION RESTATED
                             FINANCIAL INFORMATION

                                FISCAL YEAR 1994



                                      LOGO
                                  OF MCKESSON

                             FINANCIAL INFORMATION

                                    CONTENTS

                                                                           PAGE
                                                                           ----
Selected Financial Information--Six-Year Highlights.......................   2
Management's Discussion and Analysis of Results of Operations and
 Financial Condition of the Company.......................................   6
Statement of Management's Responsibility..................................  14
Independent Auditors' Report..............................................  15
Consolidated Financial Statements
  Statements of Consolidated Income for the years ended March 31, 1994,
   1993 and 1992..........................................................  16
  Consolidated Balance Sheets, March 31, 1994, 1993, and 1992.............  17
  Statements of Consolidated Stockholders' Equity for the years ended
   March 31, 1994, 1993 and 1992..........................................  18
  Statements of Consolidated Cash Flows for the years ended March 31,
   1994, 1993 and 1992....................................................  20
  Financial Notes.........................................................  21

                         SELECTED FINANCIAL INFORMATION
                            CONSOLIDATED OPERATIONS

                                          YEARS ENDED MARCH 31 (1)
                          ---------------------------------------------------------------------
                            1994         1993       1992           1991       1990       1989
                          ---------    ---------  ---------      --------   --------   --------
                               (DOLLARS IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Revenues................  $12,251.4    $11,555.7  $10,209.3      $8,325.1   $7,695.6   $6,955.1
 Percent change.........        6.0%        13.2%      22.6 %         8.2 %     10.6 %      7.2%
Gross profit(2).........    1,064.4      1,064.8      997.5         941.8      942.1      898.5
 Percent of revenues....        8.7%         9.2%       9.8 %        11.3 %     12.2 %     12.9%
Operating profit........      262.4        253.2      153.3 (7)     224.1      230.7      221.5
 Percent change.........        3.6%        65.2%     (31.6)%        (2.9)%      4.2 %     12.8%
 Percent of revenues....        2.1%         2.2%       1.5 %(7)      2.7 %      3.0 %      3.2%
Operating margin(3).....      265.4(5)     213.6      107.4 (8)     198.4      207.8      195.1
 Percent of revenues....        2.2%         1.8%       1.1 %(8)      2.4 %      2.7 %      2.8%
Interest expense........       41.3         49.5       55.2          55.3       52.9       46.7
Income before taxes on
 income.................      224.1(5)     164.1       52.2 (8)     143.1      154.9      148.4
 Percent change.........       36.6%       214.4%     (63.5)%        (7.6)%      4.4 %      6.8%
Taxes on income.........       88.6         65.6       28.0          56.9       64.0       61.6
 Effective tax rate.....       39.5%        40.0%      53.6 %        39.8 %     41.3 %     41.5%
Income (loss) after
 taxes
 Continuing operations..      126.5(6)      95.1       22.0 (8)      85.0       86.4       80.5
  Percent change........       33.0%       332.3%     (74.1)%        (1.6)%      7.3 %     10.4%
 Discontinued opera-
  tions.................       30.6         19.6       10.3          10.3        7.3       18.0
 Extraordinary item--
  debt extinguishment...       (4.2)         --         --            --         --         --
 Cumulative effects of
  accounting changes....      (16.7)         --      (110.5)          --         --         --
Net income (loss).......      136.2        114.7      (78.2)         95.3       93.7       98.5
 Percent change.........       18.7%         --         --            1.7 %     (4.9)%      2.8%
Average stockholders'
 equity.................      623.1        581.5      593.3         660.1      694.1      706.5
 Return on equity(4)....       21.9%        19.7%     (13.2)%        14.4 %     13.5 %     13.9%
Total dividends de-
 clared.................       77.1         74.4       72.3          71.8       66.3       60.2
Common dividends de-
 clared.................       66.9         64.0       61.8          61.2       57.6       59.8
Fully diluted earnings
 (loss) per common share
 Continuing operations..       2.78         2.07        .39          1.90       1.87       1.84
  Percent change........       34.3%       430.8%     (79.5)%         2.2 %      1.6 %     10.8%
 Discontinued opera-
  tions.................        .70          .44        .26           .23        .16        .39
 Extraordinary item.....       (.10)         --         --            --         --         --
 Cumulative effects of
  accounting changes....       (.38)         --       (2.85)          --         --         --
 Total..................       3.00         2.51      (2.20)         2.13       2.03       2.23
  Percent change........       19.5%         --         --            4.9 %     (9.0)%      3.2%

- --------
(1) Restated to reflect the PCS Business as a discontinued operation.
(2) Revenues less cost of sales.
(3) Income from continuing operations before interest expense, taxes on income and minority interest.
(4) Based on net income.
(5) Includes pre-tax gain from special items of $37.4 million, 0.3% of revenues.
(6) Includes special items after-tax of $24.5 million.
(7) Net of restructuring charges of $69.7 million, 0.7% of revenues.
(8) Net of restructuring charges of $82.8 million, 0.8% of revenues, $56.8 million after-tax.

                        CONSOLIDATED FINANCIAL POSITION

                                            YEARS ENDED MARCH 31(1)
                          ------------------------------------------------------------------
                            1994       1993       1992         1991       1990       1989
                          ---------  ---------  ---------    ---------  ---------  ---------
                           (DOLLARS AND SHARES IN MILLIONS EXCEPT PER SHARE AMOUNTS)
Customer receivables....  $   737.8  $   723.5  $   669.7    $   494.1  $   521.5  $   511.4
 Days of sales(2).......       21.7       22.5       23.0         21.4       24.4       26.5
Inventories--LIFO cost..      993.5      885.4      847.8        694.7      617.1      564.6
Inventories--FIFO cost..    1,311.6    1,214.4    1,157.4        976.6      857.7      768.1
 Days of sales(2).......       42.2       41.7       44.1         47.6       45.7       45.7
Drafts and accounts pay-
 able...................    1,130.5    1,074.6      990.4        723.3      672.4      548.9
 Days of sales(2).......       36.4       36.9       37.8         35.3       35.8       32.6
Current assets..........    1,873.5    1,757.5    1,702.3      1,363.4    1,292.2    1,133.7
Current liabilities.....    1,428.2    1,419.1    1,316.7        992.4      973.5      802.1
Working capital.........      445.3      338.4      385.6        371.0      318.7      331.6
 Percent of revenues(2).        3.6%       2.9%       3.7%         4.5%       4.1%       4.8%
Property, plant and
 equipment-net..........      396.6      390.2      391.5        386.5      417.8      407.0
 Percent of revenues(2).        3.2%       3.4%       3.7%         4.6%       5.4%       5.9%
Capital expenditures....       74.1       56.9       70.6         74.1       61.6       89.8
Total assets............    2,835.0    2,603.6    2,580.6      2,246.4    2,161.1    1,980.7
Total debt(3)...........      538.0      434.1      579.1        602.7      538.1      469.6
Stockholders' equity....      678.6      619.4      554.5        675.6      684.1      692.2
Capital employed(4).....    1,216.6    1,053.5    1,133.6      1,278.3    1,222.2    1,161.8
 Ratio of debt to capi-
  tal employed..........       44.2%      41.2%      51.1%        47.1%      44.0%      40.4%
Average capital em-
 ployed(4)..............    1,121.1    1,093.3    1,184.2      1,219.1    1,226.0    1,192.8
 Turnover(5)............       10.9       10.6        8.6          6.8        6.3        5.8
Fully diluted shares....       44.1       44.8       38.8(6)      44.6       46.3       45.8
Common shares outstand-
 ing at 3/31............       40.6       40.6       38.9         38.2       39.3       40.3
Dividends per common
 share..................       1.66       1.60       1.60         1.60       1.44       1.44
Book value per common
 share(7)...............      16.38      14.99      13.97        17.44      17.24      17.00
Market price
 High...................     68 1/2     47 1/8     40 1/8         38       39 3/4     35 5/8
 Low....................     38 5/8     30 1/4       32         26 7/8     29 5/8       30
 At year end............     59 1/2     44 3/4     32 5/8       32 7/8       38         30

- --------
(1) Restated to reflect the PCS Business as a discontinued operation.
(2) Based on year-end balances and sales or cost of sales assuming major acquisitions occurred at beginning of year.
(3) Total debt includes all interest-bearing debt and capitalized lease obligations.
(4) Capital employed consists of total debt and stockholders' equity.
(5) Revenues divided by average capital employed.
(6) Excludes convertible securities which were anti-dilutive.
(7) Stockholders' equity less preferred stock plus portion of ESOP notes and guarantee related to the Series B ESOP Preferred Stock divided by year-end common shares outstanding.

                               REPORTING SEGMENTS

                                             YEARS ENDED MARCH 31
                            --------------------------------------------------------------------
                              1994        1993        1992          1991       1990       1989
                            ---------   ---------   --------      --------   --------   --------
                                             (DOLLARS IN MILLIONS)
HEALTH CARE SERVICES(1)
  Revenues................. $11,823.0   $11,148.9   $9,821.0      $7,944.1   $7,284.1   $6,572.1
   Percent change..........       6.0 %      13.5 %     23.6 %         9.1 %     10.8 %     10.8%
  Sales to customers'
   warehouses..............   2,800.7     2,607.2    2,066.3       1,706.5    1,575.4    1,298.1
  Revenues excluding sales
   to customers'
   warehouses..............   9,022.3     8,541.7    7,754.7       6,237.6    5,708.7    5,274.0
   Percent change..........       5.6 %      10.1 %     24.3 %         9.3 %      8.2 %      4.3%
  Operating profit.........     187.1       190.7      107.8 (2)     186.4      161.3      137.9
   Percent change..........      (1.9)%      76.9 %    (42.2)%        15.6 %     17.0 %     10.9%
   Percent of revenues.....       1.6 %       1.7 %      1.1 %(2)      2.3 %      2.2 %      2.1%
   Percent of revenues
    excluding sales to
    customers' warehouses..       2.1 %       2.2 %      1.4 %(2)      3.0 %      2.8 %      2.6%
  Average capital
   employed(3).............   1,011.5       830.6      904.6         853.2      837.6      837.6
   Turnover(4).............      11.7        13.4       10.9           9.3        8.7        7.8
   Return(5)...............      18.5 %      23.0 %     11.9 %        21.8 %     19.3 %     16.5%
  Segment assets...........   2,199.4     2,035.3    1,963.0       1,633.5    1,521.2    1,490.8
  Capital expenditures.....      39.0        31.7       41.0          32.3       23.7       59.6
  Depreciation.............      30.2        28.4       30.2          26.9       26.4       23.4
  Amortization of
   intangibles.............       8.7         7.9        9.5           9.9       10.3       10.6
WATER PRODUCTS
  Revenues.................     240.3       229.6      232.8         236.7      232.6      213.5
   Percent change..........       4.7 %      (1.4)%     (1.6)%         1.8 %      8.9 %      8.4%
  Operating profit.........      37.0        30.4       24.1          24.3       37.1       38.1
   Percent change..........      21.7 %      26.1 %     (0.8)%       (34.5)%     (2.6)%     10.4%
   Percent of revenues.....      15.4 %      13.2 %     10.4 %        10.3 %     16.0 %     17.8%
  Average capital
   employed(3).............     119.4       107.9      104.4         103.1       98.9       79.9
   Turnover(4).............       2.0         2.1        2.2           2.3        2.4        2.7
   Return(5)...............      31.0 %      28.2 %     23.1 %        23.6 %     37.5 %     47.7%
  Segment assets...........     150.4       135.7      132.6         127.3      120.8      114.0
  Capital expenditures.....      28.7        20.6       25.9          25.9       23.3       19.8
  Depreciation.............      18.3        16.8       15.9          15.5       14.3       13.2

- --------
(1) Restated to reflect the PCS Business as a discontinued operation.
(2) Net of restructuring charges of $69.7 million, 0.7% of revenues, 0.9% of revenues excluding sales to customers' warehouses.
(3) Net assets of the segment.
(4) Revenues divided by average capital employed.
(5) Operating profit divided by average capital employed.

                                        YEARS ENDED MARCH 31
                              ------------------------------------------------
                               1994    1993    1992    1991     1990     1989
                              ------  ------  ------  ------   ------   ------
                                        (DOLLARS IN MILLIONS)
ARMOR ALL
  Revenues................... $182.3  $168.4  $146.1  $133.8   $165.4   $163.0
   Percent change............    8.3%   15.3%    9.2%  (19.1)%    1.5 %   29.0%
  Operating profit...........   38.3    32.1    21.4    13.4     32.3     45.5
   Percent change............   19.3%   50.0%   59.7%  (58.5)%  (29.0)%   21.0%
   Percent of revenues.......   21.0%   19.1%   14.6%   10.0 %   19.5 %   27.9%
  Average capital
   employed(2)--net of
   minority interest.........   66.7    84.7    77.1    81.7     75.7     65.5
   Turnover(3,6).............    1.7     1.6     1.6     1.4      1.7      1.9
   Return(4,6)...............   35.0%   31.3%   22.9%   13.6 %   32.8 %   53.7%
  Segment assets(5)..........  151.8   140.6   138.8   115.9    124.0    127.2
  Capital expenditures.......    1.4     0.7     0.8     1.3      1.4      0.4
  Depreciation...............    1.1     1.2     1.2     0.8      0.4      0.3
  Amortization of
   intangibles...............    2.7     3.8     4.3     4.4      4.4      2.7
CORPORATE(1)
  Revenues...................    5.8     8.8     9.4    10.5     13.5      6.5
  Expenses...................  (35.6)  (45.4)  (53.1)  (30.6)   (32.7)   (28.7)
  Average capital
   employed(2)...............  (76.5)   70.1    98.1   181.1    213.8    209.8
  Total assets*..............  333.4   292.0   346.2   369.7    395.1    248.7
  Capital expenditures.......    5.0     3.9     2.9    14.6     13.2     10.0
  Depreciation...............    6.2     9.9    10.1    10.0      7.3      6.0
  *Total assets include:
   Cash and short-term
    investments(5)...........   62.7    77.6   145.2   155.4    155.2     46.7
   Net assets of discontinued
    operations in other
    assets...................  119.1    66.2    60.4    21.2      --       0.9

- --------
(1) Restated to reflect the PCS Business as a discontinued operation.
(2) Net assets of the segment.
(3) Revenues divided by average capital employed.
(4) Operating profit divided by average capital employed.
(5) Armor All segment assets include $26.3 million, $33.9 million and $15.7 million of cash and short-term investments at March 31, 1994, 1993 and 1992, respectively.
(6) Calculated on average capital employed before deduction for minority interest.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                            CONDITION OF THE COMPANY

PROPOSED TRANSACTION

  On July 10, 1994, McKesson Corporation ("McKesson" or the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the acquisition by Eli Lilly and Company ("Eli Lilly") of McKesson's pharmaceutical benefits management business (the "PCS Business"), which is primarily operated by PCS Health Systems, Inc. ("PCS") and Clinical Pharmaceuticals, Inc. ("CPA"), both of which are wholly-owned subsidiaries of McKesson, for approximately $4 billion.

  As required by the Merger Agreement, on July 15, 1994 ECO Acquisition Corporation, a wholly-owned subsidiary of Eli Lilly (the "Purchaser"), commenced a cash tender offer to purchase from McKesson shareholders all outstanding shares of McKesson common stock, par value $2.00 per share, (the "Shares") at a price of $76.00 net per Share (the "Offer"). The Offer is conditioned upon, among other things, satisfaction of the condition that there be validly tendered and not withdrawn, prior to the expiration of the Offer, a number of Shares that represent at least a majority of the total voting power of McKesson. Following the purchase of Shares under the Offer and satisfaction of certain other conditions, including such approval by McKesson stockholders as may be required by law, McKesson and the Purchaser will merge (the "Merger") and each Share not purchased in the Offer (other than Shares held by Eli Lilly and certain other related entities) will be converted into the right to receive $76.00 in cash or such higher price per Share as may be offered pursuant to the Offer, without interest.

  In addition, prior to the consummation of the Offer, McKesson will (i) transfer all of the assets and liabilities of McKesson other than those related to the PCS Business to SP Ventures, Inc., a newly-formed, wholly-owned subsidiary of McKesson ("New McKesson") and (ii) declare a dividend (conditioned upon consummation of the Offer) of one share of common stock of New McKesson, par value $.01 per share, for each Share held of record as of such date (collectively, the "Spin-Off"). After giving effect to the Spin-Off and the consummation of the Offer, the current business of McKesson (other than its PCS Business) will be continued through New McKesson. The net result of the proposed transaction is that each existing McKesson shareholder would receive a cash payment of $76 per Share (representing the proceeds from the sale of the PCS Business) together with one common share of New McKesson for each Share held as of the record date of the Spin-Off (representing his continuing interest in the retained businesses). Of the $4 billion to be paid by Eli Lilly, Eli Lilly has agreed to contribute approximately $600 million, subject to certain adjustments, to the capital of McKesson, which will transfer such amount to New McKesson to meet certain tax and transaction costs and for the general corporate purposes of New McKesson, including the funding of investments in new and current businesses. Management believes that consummation of the proposed transaction would result in an estimated gain on sale of the PCS Business of approximately $500 million, after tax expenses, transaction costs and other expenses.

  For financial statement purposes, New McKesson will be the continuing entity and New McKesson will retain the name McKesson Corporation. The accompanying consolidated financial statements have been restated to present the PCS Business as a discontinued operation.

RESULTS OF OPERATIONS

  On a restated basis, the Company reported earnings from continuing operations of $126.5 million, or $2.78 per fully diluted share, in the fiscal year ended March 31, 1994, which included special items of $24.5 million, or $.56 per share. Excluding the special items, fiscal 1994 earnings from continuing operations were $102.0 million, or $2.22, per share compared to $95.1 million, or $2.07 per share, in fiscal 1993.

  Fiscal 1994 net income was $136.2 million, or $3.00 per share and included earnings from continuing operations of $126.5 million, earnings from the PCS Business discontinued operations of $30.6 million, an extraordinary loss of $4.2 million after-tax on the early retirement of $50 million of 8 5/8% debt and a $16.7 million after-tax charge for the cumulative effect of adopting Statement of Financial Accounting Standards ("SFAS") No. 112 "Employers' Accounting for Postemployment Benefits."

  The fiscal 1994 results reflect profit growth in both the Water Products and Armor All segments and a moderate decline in the operating profits of the Health Care Services segment. The Health Care Services segment includes the results of the Company's U.S. pharmaceutical and health care products distribution businesses and its international pharmaceutical operations (including Canada, Mexico and Central America). The Health Care Services segment results reflect lower gross margins resulting from the competitive environment. In response to lower margins in fiscal 1994, the Company's drug distribution business continued consolidation of certain distribution centers and reduced its workforce through a restructuring of the sales organization and administrative functions. In addition, other programs are being implemented to reduce expenses and increase productivity through process improvements. The growth in the Water Products and Armor All segments is due primarily to programs implemented over the past several years that have improved the cost structure and competitive position of these businesses, through the introduction of new value-added services and products.

  The special items of $37.4 million ($24.5 million after-tax, $.56 per fully diluted share) in continuing operations included a pre-tax gain of $55.1 million from the sale and donation of Armor All shares (see "Armor All Transactions" below). The donated shares had a market value of $4.3 million. Also included in special items was a loss of $13.4 million resulting from the termination of interest rate swap arrangements. These interest rate swap arrangements had been designated, through March 31, 1993, as a hedge against the Company's short-term variable interest domestic borrowings. As a result of the May 12, 1993 sale of Armor All shares and other factors, the interest rate swap arrangements were no longer considered effective as a hedge against the variable-rate borrowings, because the Company, at that time, no longer expected to borrow domestically on a short-term basis in fiscal 1994.

 Acquisitions

  The Company made four acquisitions in fiscal 1994 for an aggregate cash purchase price of $63.5 million. These included the purchase of a local direct delivery water company in the Water Products segment and a brand acquisition in the Armor All segment. In addition, two acquisitions were made in fiscal 1994 that expanded the Company's capabilities in the Health Care Services segment. In April 1993, the Company acquired a 22.7% interest in Nadro S.A. de C.V. ("Nadro"). Nadro is the leading pharmaceutical wholesale distributor in Mexico. At the same time, the Company received an option to acquire an additional 9% of Nadro's common stock. In January 1994, the Company acquired an interest in Technology Assessment Group, a consulting firm specializing in health outcomes assessment.

 Armor All Transactions

  Reflecting the Company's plan to make Armor All Products Corporation ("Armor All") an independent entity over time, in fiscal 1994, the Company sold 5,175,000 shares of Armor All common stock to the public and donated 250,000 additional shares to the McKesson Foundation. These transactions reduced the Company's equity interest in Armor All from 83% to 57%. In addition, the Company sold $180 million of subordinated debentures that are exchangeable, at the option of the holders, into 6.9 million additional shares of Armor All common stock owned by the Company, subject to the Company's right to pay cash equal to the market price of the stock in lieu of making the exchange. If all of the debentures were exchanged into Armor All shares, the Company's ownership interest in Armor All would be reduced to approximately 24%.

REVENUE GROWTH

  In fiscal 1994 revenues increased $0.7 billion, or 6%, to $12.3 billion. The following table identifies the components of revenue growth over the past three fiscal years.

                               YEARS ENDED MARCH 31
                               -------------------------
                                1994     1993     1992
                               ------   -------  -------
   Existing businesses
    Real volume growth.......     6.6%      6.0%     7.4%
    Price increases (de-
     creases)................     (.6)      2.4      3.6
   Growth from acquired busi-
    nesses...................     --        4.8     11.6
                               ------   -------  -------
     Total revenue growth....     6.0%     13.2%    22.6%
                               ======   =======  =======

  The rate of real growth in fiscal 1994 reflects a growth rate in the Health Care Services segment of 7% compared to 6% in fiscal 1993 and 7% in fiscal 1992. The increase in 1994 Health Care Services real growth is due primarily to increased sales to Valu-Rite pharmacies, with sales growth being particularly strong in the second half of the year. The Valu-Rite program was expanded during fiscal 1994 to provide more profit-improvement opportunities for customers, including the establishment of a pharmacy provider network and the implementation of expanded generic drug and private label programs.

  Water Products revenue increased 5% in fiscal 1994 reflecting an increase in its home and commercial delivery customer base and increased sales of packaged water to the grocery trade. Armor All revenues increased 8% due primarily to the introduction of new products.

  Price declines reduced the overall rate of revenue growth in fiscal 1994. The decline in prices reflects substantial price reductions on many generic pharmaceutical products, offset in part by moderate inflation on other product lines. The practice in the Health Care Services distribution businesses is to pass on to customers price changes from suppliers. The use of the last-in, first-out accounting method results in cost of sales that more closely reflect replacement cost, thereby mitigating the effect of inflation on the Company's operating profit. The Company receives price protection from manufacturers that prevents inventory losses from being incurred as a result of manufacturer price reductions.

OPERATING PROFIT

  The Company achieved a 6.7% increase in income before taxes, interest and special items on a 6.0% increase in revenues. The results reflect operating profit improvements in the Water Products and Armor All segments offset, in part, by a moderate decline in the operating profits of the Health Care Services segment.

  The operating profit of the Health Care Services segment declined $3.6 million in fiscal 1994, reflecting declines in the U.S. Health Care Services distribution business operating profits in fiscal 1994 and in the profitability of the Canadian operations due to lower tobacco sales and the lower exchange rate. These results were offset, in part, by an increase in international operating profits due to the inclusion of the Company's interest in Nadro, acquired in April 1993.

  Water Products operating profit increased $6.6 million reflecting sales growth and the implementation of programs designed to increase productivity and reduce costs through the consolidation of facilities and delivery routes and reorganization of the Company's sales, marketing and financial management structure.

  Armor All's operating profit increased $6.2 million due primarily to an 8% sales increase, steady gross margins, and a reduction in selling and administrative costs as a percentage of sales.

  The following table identifies the operating margin (income before special items, interest expense and taxes on income as a percent of revenues excluding sales to customers' warehouses) components for the past three years.

                                             AS A PERCENT OF REVENUE(1)
                                             -------------------------------
                                               1994         1993      1992
                                             --------     --------  --------
     Gross profit margin(2).................     11.3%        11.9%     12.2%
     Operating expenses.....................      8.9          9.5      10.9(3)
                                             --------     --------  --------
     Operating margin.......................      2.4%(4)      2.4%      1.3%(3)
                                             ========     ========  ========

  --------
  (1) Computed with revenues excluding sales to customers' warehouses.
  (2) Revenues less cost of sales.
  (3) Excluding fiscal 1992 restructuring costs, operating expense margin is 9.9% and operating margin is 2.3%.
  (4) Including special items in fiscal 1994, the operating margin is 2.8%.

  Productivity improvements offset the decline in gross profit margin in fiscal 1994. Gross profit margins declined in the year due primarily to competitive pricing in the U.S. and Canadian pharmaceutical distribution businesses. The gross profit margin decline in fiscal 1993 was offset by productivity improvements.

  The following table summarizes operating profits as a percentage of revenues by segment:

                                               AS A PERCENT OF REVENUE
                                               -------------------------
                                                1994     1993     1992
                                               -------  -------  -------
   Health Care Services.......................     1.6%     1.7%     1.1%(1)
   Health Care Services (excluding sales to
    customers' warehouses)....................     2.1      2.2      1.4    (1)
   Water Products.............................    15.4     13.2     10.4
   Armor All..................................    21.0     19.1     14.6

  --------
  (1) Excluding fiscal 1992 restructuring costs, the percentages are 1.8% of total revenues and 2.3% of revenues excluding sales to customers' warehouses.

  The improvement in Water Products margins in fiscal 1994 and 1993 reflects a series of cost reduction programs including route, plant and administrative consolidations.

  The improvement in Armor All's margin in fiscal 1994 is primarily due to lower selling and marketing costs as a percentage of revenues. In addition, fixed administrative expenses were spread over a higher sales volume. The significant improvement in the Company's margin in fiscal 1993 is primarily due to more efficient trade promotion practices and the spreading of fixed administrative expenses over a higher volume.

CAPITAL EXPENDITURES

  Capital expenditures were as follows:

                                                           YEARS ENDED MARCH 31
                                                           ----------------------
                                                            1994    1993    1992
                                                           ------  ------  ------
                                                              (IN MILLIONS)
   Health Care Services................................... $   39  $   32  $   41
   Water Products.........................................     29      21      26
   Corporate and Other....................................      6       4       4
                                                           ------  ------  ------
     Total................................................ $   74  $   57  $   71
                                                           ======  ======  ======

WORKING CAPITAL

  Working capital as defined in the following table excludes cash and interest-bearing obligations.

                                                   MARCH 31 WORKING CAPITAL
                                                   AS A PERCENT OF REVENUES
                                                  ------------------------------
                                                    1994       1993       1992
                                                  --------   --------   --------
   Health Care Services..........................      3.7%       3.2%       3.8%
   Health Care Services (excluding sales to cus-
    tomers' warehouses)..........................      4.9        4.2        4.8
   Total Company.................................      3.5        2.7        3.1

  The consolidated working capital ratio increased in fiscal 1994 due primarily to higher inventory and lower trade payables levels in the Health Care Services distribution operations. This situation resulted from management's decision earlier in the year to temporarily increase inventories. Inventories were partially reduced during the latter part of the fiscal year resulting in lower inventory purchases during the fourth quarter, and therefore, lower related payables levels, than would otherwise have been required.

CASH FLOW AND LIQUIDITY

 Capital Expenditure and Dividend Coverage

  Net cash provided by operations has exceeded capital expenditures and dividends, in the aggregate, during the fiscal 1992-1994 period, by $87 million.

                                                       YEARS ENDED MARCH 31
                                                      ------------------------
                                                       1994     1993    1992
                                                      -------  ------  -------
                                                          (IN MILLIONS)
   Net cash provided by continuing operations
     Income after taxes from continuing operations... $   126  $   95  $    22
     Restructuring charges...........................     --      --        83
     Depreciation....................................      56      56       57
     Amortization of intangibles.....................      11      12       14
     Provision for bad debts.........................      10      18       14
     Deferred taxes and other........................      14      12      (35)
     Gain on sale of subsidiary stock................     (52)    --       --
     Working capital changes.........................    (132)      2       87
                                                      -------  ------  -------
       Total.........................................      33     195      242
   Capital expenditures..............................     (74)    (57)     (71)
                                                      -------  ------  -------
     Excess (deficit)................................     (41)    138      171
   Net cash provided by PCS operations, net of capi-
    tal expenditures.................................       5      18       19
   Dividends paid....................................     (77)    (74)     (72)
                                                      -------  ------  -------
     Net excess (deficit)............................ $  (113) $   82  $   118
                                                      =======  ======  =======

  The cash used for working capital changes in fiscal 1994 primarily reflects the previously discussed management decision to temporarily increase inventory levels earlier in the year.

  It is currently anticipated that the annual dividend rate per Share will be reduced from $1.68 to $1.00 following the completion of the Offer, the Spin-Off, and the Merger.

 Other Financing Activities

  Long-term debt increased $108 million reflecting the Company's issuance of $180 million of 4 1/2% exchangeable subordinated debentures net of the redemption of $50 million of 8 5/8% debt and other scheduled debt repayments in fiscal 1994. The exchangeable subordinated debentures are exchangeable, at the option of the holder, into shares of Armor All common stock owned by the Company at an exchange price of $25.94 per share, subject to the Company's right to pay cash equal to the market price of the stock in lieu of making the exchange. Net interest expense declined in fiscal 1994 due to lower borrowing rates.

  The Company had $89 million of cash and short-term investments at March 31, 1994 and has approximately $280 million of available credit under domestic committed revolving credit lines. As a result of the Company's strong investment grade credit rating, management believes the Company has access to additional private credit sources and public capital markets at favorable terms. Funds required for future debt maturities are expected to be met by existing cash balances, cash flow from operations, existing credit sources, and other debt capacity available at favorable terms.

  The Company expects to receive from Eli Lilly approximately $600 million, subject to certain adjustments, upon completion of the Offer, the Spin-Off, and the Merger. The Company plans to use this cash for certain tax and transaction costs and for general corporate purposes, including the funding of investments in new and current businesses.

CAPITALIZATION

  The Company's capitalization was as follows:

                                                               MARCH 31
                                                         ----------------------
                                                          1994    1993    1992
                                                         ------  ------  ------
                                                            (IN MILLIONS)
   Short-term borrowings................................ $   57  $   61  $   68
   Term debt............................................    301     372     462
   Exchangeable Debt....................................    180     --      --
   Convertible debt.....................................    --        1      49
                                                         ------  ------  ------
     Total debt.........................................    538     434     579
   Stockholders' equity--net............................    679     619     555
                                                         ------  ------  ------
     Total capitalization............................... $1,217  $1,053  $1,134
                                                         ======  ======  ======
   Debt-to-capital ratio at March 31....................   44.2%   41.2%   51.1%
   Average interest rate during year
     Total debt.........................................    6.1%    8.7%    8.8%
     Short-term borrowings..............................    3.7     6.1     8.0
     Other debt.........................................    7.9     9.2     8.9

  The increase in the debt-to-capital ratio in fiscal 1994 was due to the previously discussed net increase in debt. The decrease in the debt-to-capital ratio in fiscal 1993 was due to the redemption of $75 million of 10 3/4% Notes, the conversion of $48.8 million of 9% and 9 3/4% convertible subordinated debentures into 2.2 million shares of common stock and other scheduled debt repayments. The increase in equity in fiscal 1993 from the debenture conversions was offset by the repurchase of approximately 1.2 million Shares in connection with its previously announced share repurchase program.

  Upon consummation of the Offer, the Company expects equity to increase by approximately $475 million reflecting the estimated net gain on sale of discontinued operations offset, in part, by the deemed distribution of the net assets of the PCS Business. The debt-to-capital ratio is expected to decline to approximately 32%.

  Average fully diluted shares were 44 million in fiscal 1994, 45 million in fiscal 1993 and 39 million in fiscal 1992. The lower number of fully diluted shares in fiscal 1992 was due to the exclusion of convertible securities which were anti-dilutive in fiscal 1992 but dilutive in fiscal 1994 and 1993. The anti-dilutive effect of these securities in fiscal 1992 was due to the net loss resulting from restructuring charges and accounting changes.

CAPITAL EMPLOYED

  Capital employed was as follows:

                                      MARCH 31
                                ----------------------
                                 1994    1993    1992
                                ------  ------  ------
                                   (IN MILLIONS)
   Health Care Services........ $1,062  $  911  $  924
   Water Products..............    123     111     107
   Armor All--net of minority
    interest(1)................     69      90      83
                                ------  ------  ------
     Total Operations..........  1,254   1,112   1,114
   Corporate
     Cash......................     63      78     145
     Other.....................   (100)   (137)   (125)
                                ------  ------  ------
       Total Capital Employed.. $1,217  $1,053  $1,134
                                ======  ======  ======
   Return on Average Capital
    Employed(2)
     Health Care Services......   18.5%   23.0%   11.9%(3)
     Water.....................   31.0    28.2    23.1
     Armor All(4)..............   35.0    31.3    22.9
     Total Consolidated
      Operations(5)............   20.3    19.5     9.1(6)
   Return on Equity(7).........   21.9%   19.7%  (13.2)%

  --------
  (1) Armor All capital employed includes $26.3 million, $33.9 million and $15.7 million of cash and short-term investments at March 31, 1994, 1993 and 1992, respectively.
  (2) Operating profit divided by average capital employed.
  (3) 19.6% before restructuring charges.
  (4) Calculated on average capital employed before deduction for minority interest.
  (5) Income from continuing operations before taxes, special items, interest expense and minority interest divided by average consolidated capital employed.
  (6) 16.1% before restructuring charges.
  (7) Based on net income (loss). Net loss in fiscal 1992 reflects $56.8 million after-tax charge for restructuring and $110.5 million after-tax charge for the cumulative effects of accounting changes.

  The decline in return on average capital employed in the Health Care Services segment reflects the previously discussed increase in working capital levels. The improved returns in the Water Products and Armor All segments reflect improved operating results.

RESTRUCTURING CHARGES

  In fiscal 1992, the Company initiated a program to restructure its U.S. and Canadian health care services distribution businesses and wrote off an investment, resulting in a charge of $82.8 million ($56.8 million after-tax) in fiscal 1992. The fiscal 1992 restructuring program was geared to achieving cost and working capital efficiencies through the consolidation of facilities and workforce reductions, made possible by enhanced automation and other productivity improvements. During fiscal 1993 and 1994, eight distribution facilities were closed and workforce reductions were made. Charges to the restructuring reserve have consisted primarily of asset write-offs, lease settlements and moving and severance costs which, through March 31, 1994, have totaled approximately $72 million, including $49 million of non-cash charges. Also during 1994, the Company reallocated a portion of its restructuring reserve from facility consolidation costs to severance costs associated with workforce reductions.

ENVIRONMENTAL MATTERS

  The Company's continuing operations do not require ongoing material expenditures to comply with federal, state and local environmental laws and regulations. However, in connection with the disposition of its chemical operations in fiscal 1987, the Company retained responsibility for certain environmental obligations. In addition, the Company is a party to a number of proceedings brought under the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund, and other federal and state statutes. While it is not possible to predict the outcome of these proceedings, management does not believe that its environmental matters will have a material impact on the Company's consolidated financial position.

INCOME TAXES

  The Company's effective tax rate was 39.5% in fiscal 1994, 40.0% in fiscal 1993 and 53.6% in fiscal 1992. The 1994 effective rate reflects, in part, the tax benefit received on the contribution to the McKesson Foundation of Armor All stock and the impact of tax legislation. The Omnibus Budget Reconciliation Act of 1993 increased the federal corporate income tax rate from 34% to 35% retroactive to January 1993. Absent the Armor All transactions, the Company's effective tax rate in fiscal 1994 would have approximated 40.5%.

POSTEMPLOYMENT BENEFITS

  As of April 1, 1993, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits". The cumulative effect of adopting the new standard resulted in a charge to net income of $16.7 million, net of $10.4 million tax benefit. The accounting change had no significant impact on current period results.

                    STATEMENT OF MANAGEMENT'S RESPONSIBILITY

  Management is responsible for the preparation and accuracy of the financial statements and other information included in this report. The financial statements have been prepared in conformity with generally accepted accounting principles using, where appropriate, management's best estimates and judgments.

  In meeting its responsibility for the reliability of the financial statements, management has developed and relies on the Company's system of internal accounting control. The system is designed to provide reasonable assurance that assets are safeguarded and that transactions are executed as authorized and are properly recorded. The system is augmented by written policies and procedures and an internal audit department.

  The Board of Directors reviews the financial statements and reporting practices of the Company through its Audit Committee, which is composed entirely of directors who are not officers or employees of the Company. The committee meets regularly with the independent auditors, internal auditors and management to discuss audit scope and results and to consider internal control and financial reporting matters. Both the independent and internal auditors have direct unrestricted access to the Audit Committee. The entire Board of Directors reviews the Company's financial performance and financial plan.

                          INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors of McKesson Corporation:

  We have audited the accompanying consolidated balance sheets of McKesson Corporation and subsidiaries as of March 31, 1994, 1993, and 1992, and the related statements of consolidated income, consolidated stockholders' equity and consolidated cash flows for the years then ended. Our audits also included the consolidated supplementary financial schedules listed in Item 7. These financial statements and consolidated supplementary financial schedules are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements and consolidated supplementary financial schedules based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of McKesson Corporation and subsidiaries at March 31, 1994, 1993, and 1992, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. Also, in our opinion, such consolidated supplementary financial schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

  As discussed in Note 18 of the consolidated financial statements, in 1994 the Corporation changed its method of accounting for postemployment benefits to conform with Statement of Financial Accounting Standards ("SFAS") No. 112 and in 1992 changed its method of accounting for postretirement benefits other than pensions to conform with SFAS No. 106, and changed its method of accounting for estimated environmental clean-up obligations.

/s/ DELOITTE & TOUCHE
DELOITTE & TOUCHE
San Francisco, California
May 16, 1994
(July 10, 1994 as to Note 1)

                              MCKESSON CORPORATION

                       STATEMENTS OF CONSOLIDATED INCOME

                                               YEARS ENDED MARCH 31
                                      ----------------------------------------
                                          1994          1993          1992
                                      ------------  ------------  ------------
                                      (IN MILLIONS EXCEPT PER SHARE AMOUNTS)
REVENUES............................     $12,251.4     $11,555.7     $10,209.3
                                      ------------  ------------  ------------
COSTS AND EXPENSES
Cost of sales.......................      11,187.0      10,490.9       9,211.8
Selling.............................         242.8         233.2         230.3
Distribution........................         375.9         383.0         354.7
Administrative......................         217.7         235.0         222.3
Restructuring charges (Note 17).....           --            --           82.8
Interest............................          41.3          49.5          55.2
                                      ------------  ------------  ------------
    Total...........................      12,064.7      11,391.6      10,157.1
                                      ------------  ------------  ------------
SPECIAL ITEMS (Note 3)
Gain on sale and donation of subsid-
 iary stock.........................          55.1           --            --
Donation to McKesson Foundation.....          (4.3)          --            --
Termination of swap arrangements....         (13.4)          --            --
                                      ------------  ------------  ------------
                                              37.4           --            --
                                      ------------  ------------  ------------
INCOME BEFORE TAXES ON INCOME.......         224.1         164.1          52.2
Taxes on income (Note 13)...........          88.6          65.6          28.0
                                      ------------  ------------  ------------
INCOME BEFORE MINORITY INTEREST.....         135.5          98.5          24.2
Minority interest in net income of
 subsidiary.........................          (9.0)         (3.4)         (2.2)
                                      ------------  ------------  ------------
INCOME (LOSS) AFTER TAXES...........
Continuing operations...............         126.5          95.1          22.0
Discontinued operations (Note 8)....          30.6          19.6          10.3
Extraordinary item--debt extinguish-
 ment (Note 9)......................          (4.2)          --            --
Cumulative effects of accounting
 changes (Note 18)..................         (16.7)          --         (110.5)
                                      ------------  ------------  ------------
NET INCOME (LOSS)...................  $      136.2  $      114.7  $      (78.2)
                                      ============  ============  ============
Earnings (Loss) Per Common Share
Fully diluted.......................
  Continuing operations.............  $       2.78  $       2.07  $        .39
  Discontinued operations...........           .70           .44           .26
  Extraordinary item................          (.10)          --            --
  Cumulative effects of accounting
   changes..........................          (.38)          --          (2.85)
                                      ------------  ------------  ------------
    Total...........................  $       3.00  $       2.51  $      (2.20)
                                      ============  ============  ============
Primary
  Continuing operations.............  $       2.93  $       2.20  $        .39
  Discontinued operations...........           .75           .49           .26
  Extraordinary item................          (.10)          --            --
  Cumulative effects of accounting
   changes..........................          (.41)          --          (2.85)
                                      ------------  ------------  ------------
    Total...........................  $       3.17  $       2.69  $      (2.20)
                                      ============  ============  ============
SHARES ON WHICH EARNINGS (LOSS) PER
 COMMON SHARE WERE BASED
Fully diluted.......................          44.1          44.8          38.8
Primary.............................          40.8          40.0          38.8

 See Financial Notes.

                              MCKESSON CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                         MARCH 31
                                               -------------------------------
                                                 1994       1993       1992
                                               ---------  ---------  ---------
                                                       (IN MILLIONS)
ASSETS
Cash and short-term investments............... $    89.0  $   111.5  $   160.9
Receivables (Note 6)..........................     744.4      713.2      664.3
Inventories (Note 7)..........................     993.5      885.4      847.8
Prepaid expenses (Note 13)....................      46.6       47.4       29.3
                                               ---------  ---------  ---------
    Total current assets......................   1,873.5    1,757.5    1,702.3
                                               ---------  ---------  ---------
Land..........................................      43.4       43.4       43.6
Buildings.....................................     236.0      236.9      233.9
Machinery and equipment.......................     508.7      480.0      459.5
                                               ---------  ---------  ---------
    Total property, plant and equipment.......     788.1      760.3      737.0
Accumulated depreciation......................    (391.5)    (370.1)    (345.5)
                                               ---------  ---------  ---------
Net property, plant and equipment.............     396.6      390.2      391.5
Goodwill and other intangibles................     281.4      278.5      295.0
Other assets (Notes 8, 13 and 14).............     283.5      177.4      191.8
                                               ---------  ---------  ---------
    Total assets.............................. $ 2,835.0  $ 2,603.6  $ 2,580.6
                                               =========  =========  =========
LIABILITIES
Drafts payable................................ $   205.1  $   160.2  $   165.4
Accounts payable--trade.......................     925.4      914.4      825.0
Short-term borrowings.........................      57.2       61.2       67.7
Current portion of long-term debt (Note 9)....      18.5       27.1       21.7
Salaries and wages............................      38.4       39.6       41.8
Taxes.........................................      28.1       36.7       35.7
Interest and dividends........................      28.5       28.8       28.8
Other.........................................     127.0      151.1      130.6
                                               ---------  ---------  ---------
    Total current liabilities.................   1,428.2    1,419.1    1,316.7
                                               ---------  ---------  ---------
Postretirement obligations and other
 noncurrent liabilities
 (Notes 8 and 14).............................     214.8      199.6      203.0
                                               ---------  ---------  ---------
Long-term debt (Note 9).......................     462.3      345.8      489.7
                                               ---------  ---------  ---------
Minority interest in subsidiary...............      51.1       19.7       16.7
                                               ---------  ---------  ---------
STOCKHOLDERS' EQUITY
Preferred stocks..............................     125.3      126.5      128.8
Common stock..................................      89.2       89.2       89.2
Other capital.................................     164.9      172.4      204.2
Retained earnings.............................     610.3      546.8      501.7
Accumulated translation adjustment............     (22.3)     (17.0)     (13.5)
ESOP notes and guarantee (Note 12)............    (165.1)    (177.1)    (188.2)
Treasury shares, at cost......................    (123.7)    (121.4)    (167.7)
                                               ---------  ---------  ---------
    Stockholders' equity (Notes 9 and 12).....     678.6      619.4      554.5
                                               ---------  ---------  ---------
    Total liabilities and stockholders'
     equity................................... $ 2,835.0  $ 2,603.6  $ 2,580.6
                                               =========  =========  =========

See Financial Notes.

                              MCKESSON CORPORATION

                STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY
                   YEARS ENDED MARCH 31, 1994, 1993 AND 1992
                   (SHARES IN THOUSANDS, DOLLARS IN MILLIONS)

                                               PREFERRED STOCKS    COMMON STOCK
                                               ------------------  -------------
                                                SHARES    AMOUNT   SHARES AMOUNT
                                               --------  --------  ------ ------
BALANCES, MARCH 31, 1991......................   3,013   $  130.6  44,583 $89.2
Issuance of shares under employee plans (Note
 12)..........................................
Conversion or redemption of debentures and
 preferred stock..............................     (45)      (1.8)
ESOP note payment.............................
Tax benefit of unallocated ESOP share
 dividends....................................
Other.........................................
Translation adjustment........................
Net loss......................................
Cash dividends declared.......................
  Preferred stock (Series A, $1.80 per share).
  Preferred stock (Series B ESOP, $3.62 per
   share).....................................
  Common, $1.60 per share.....................
                                               -------   --------  ------ -----
BALANCES, MARCH 31, 1992......................   2,968      128.8  44,583  89.2
Purchase of shares............................
Issuance of shares under employee plans (Note
 12)..........................................
Conversion or redemption of debentures and
 preferred stock..............................     (55)      (2.3)
ESOP note payment.............................
Tax benefit of unallocated ESOP share
 dividends....................................
Other.........................................
Translation adjustment........................
Net income....................................
Cash dividends declared.......................
  Preferred stock (Series A, $1.80 per share).
  Preferred stock (Series B ESOP, $3.62 per
   share).....................................
  Common, $1.60 per share.....................
                                               -------   --------  ------ -----
BALANCES, MARCH 31, 1993......................   2,913      126.5  44,583  89.2
Purchase of shares............................
Issuance of shares under employee plans (Note
 12)..........................................
Conversion or redemption of debentures and
 preferred stock..............................     (30)      (1.2)
ESOP note payment.............................
Tax benefit of unallocated ESOP share
 dividends....................................
Other.........................................
Translation adjustment........................
Net income....................................
Cash dividends declared.......................
  Preferred stock (Series A, $1.80 per share).
  Preferred stock (Series B ESOP, $3.62 per
   share).....................................
  Common, $1.66 per share.....................
                                               -------   --------  ------ -----
BALANCES, MARCH 31, 1994......................   2,883   $  125.3  44,583 $89.2
                                               =======   ========  ====== =====

See Financial Notes.

                                             TREASURY
                    ACCUMULATED   ESOP    ---------------
  OTHER    RETAINED TRANSLATION NOTES AND COMMON           STOCKHOLDERS'
 CAPITAL   EARNINGS ADJUSTMENT  GUARANTEE SHARES  AMOUNT      EQUITY
 -------   -------- ----------- --------- ------  -------  -------------
 $211.1     $647.2    $(11.4)    $(198.5) (6,393) $(192.6)    $675.6

   (3.0)                                     375     12.6        9.6

   (5.2)                                     366     12.3        5.3
                                    10.3                        10.3

               5.0                                               5.0
    1.3                                                          1.3
                        (2.1)                                   (2.1)
             (78.2)                                            (78.2)

              (0.3)                                             (0.3)

             (10.2)                                            (10.2)
             (61.8)                                            (61.8)
 ------     ------    ------     -------  ------  -------     ------
  204.2      501.7     (13.5)     (188.2) (5,652)  (167.7)     554.5
                                          (1,177)   (49.4)     (49.4)

   (5.8)                                     547     18.8       13.0

  (28.0)                                   2,273     76.9       46.6
                                    11.1                        11.1

               4.8                                               4.8
    2.0                                                          2.0
                        (3.5)                                   (3.5)
             114.7                                             114.7

              (0.3)                                             (0.3)

             (10.1)                                            (10.1)
             (64.0)                                            (64.0)
 ------     ------    ------     -------  ------  -------     ------
  172.4      546.8     (17.0)     (177.1) (4,009)  (121.4)     619.4
                                            (769)   (31.5)     (31.5)

   (3.3)                                     705     25.6       22.3

   (1.1)                                      37      1.4       (0.9)
                                    12.0                        12.0

               4.4                                               4.4
   (3.1)                                      58      2.2       (0.9)
                        (5.3)                                   (5.3)
             136.2                                             136.2

              (0.2)                                             (0.2)

             (10.0)                                            (10.0)
             (66.9)                                            (66.9)
 ------     ------    ------     -------  ------  -------     ------
 $164.9     $610.3    $(22.3)    $(165.1) (3,978) $(123.7)    $678.6
 ======     ======    ======     =======  ======  =======     ======

                              MCKESSON CORPORATION

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                                                       YEARS ENDED MARCH 31
                                                      -------------------------
                                                       1994     1993     1992
                                                      -------  -------  -------
                                                           (IN MILLIONS)
OPERATING ACTIVITIES
Income after taxes from continuing operations.......  $ 126.5  $  95.1  $  22.0
Adjustments to reconcile to net cash provided by op-
 erating activities
  Restructuring charges.............................      --       --      82.8
  Depreciation......................................     55.8     56.3     57.4
  Amortization of intangibles.......................     11.4     11.7     13.8
  Provision for bad debts...........................     10.0     17.7     13.7
  Deferred taxes on income..........................     15.8      7.0    (35.3)
  Gain on sale of subsidiary stock..................    (52.0)     --       --
  Other.............................................     (2.5)     5.2      0.8
                                                      -------  -------  -------
    Total...........................................    165.0    193.0    155.2
                                                      -------  -------  -------
  Effects of changes in
   Receivables......................................    (47.6)   (50.3)   (75.6)
   Inventories......................................   (118.9)   (38.9)   (29.9)
   Accounts and drafts payable......................     67.8     89.5    137.7
   Other............................................    (33.6)     1.7     54.6
                                                      -------  -------  -------
    Total...........................................   (132.3)     2.0     86.8
                                                      -------  -------  -------
    NET CASH PROVIDED BY CONTINUING OPERATIONS......     32.7    195.0    242.0
Discontinued operations (Note 8)....................     41.1     16.5     (4.1)
                                                      -------  -------  -------
    NET CASH PROVIDED BY OPERATING ACTIVITIES.......     73.8    211.5    237.9
                                                      -------  -------  -------
INVESTING ACTIVITIES
Property acquisitions...............................    (74.1)   (56.9)   (70.6)
Properties sold.....................................      9.8      5.2      6.7
Acquisitions of businesses, less cash and short-term
 investments acquired (Note 4)......................    (63.5)    (3.0)   (15.8)
Proceeds from sales of discontinued operations (Note
 8).................................................      --      16.0     17.7
Proceeds from sale of subsidiary stock..............     78.7      --       --
Investing activities of discontinued operations.....    (67.4)   (17.8)    (2.7)
Other...............................................     (6.6)    (9.9)    (2.8)
                                                      -------  -------  -------
    NET CASH USED BY INVESTING ACTIVITIES...........   (123.1)   (66.4)   (67.5)
                                                      -------  -------  -------
FINANCING ACTIVITIES (Notes 9 and 12)
Proceeds from issuance of debt......................    204.9      2.0     47.9
Repayment of debt...................................   (104.1)   (97.9)  (135.4)
Financing activities of discontinued operations.....       .4       .5    (24.1)
Capital stock transactions..........................
  Issuances.........................................     21.7     13.0      8.5
  Treasury stock acquired...........................    (31.5)   (49.4)     --
  ESOP note payments................................     11.9     11.1     10.3
  Dividends paid....................................    (76.5)   (73.8)   (72.1)
                                                      -------  -------  -------
    NET CASH PROVIDED (USED) BY FINANCING ACTIVI-
     TIES...........................................     26.8   (194.5)  (164.9)
                                                      -------  -------  -------
NET INCREASE (DECREASE) IN CASH AND SHORT-TERM IN-
 VESTMENTS..........................................    (22.5)   (49.4)     5.5
Cash and Short-Term Investments at beginning of
 year...............................................    111.5    160.9    155.4
                                                      -------  -------  -------
CASH AND SHORT-TERM INVESTMENTS AT END OF YEAR......  $  89.0  $ 111.5  $ 160.9
                                                      =======  =======  =======

See Financial Notes. Above referenced Notes describe related noncash investing and financing activities. In addition, see Note 9 for interest paid and Note 13 for income taxes paid.

                              MCKESSON CORPORATION

                                FINANCIAL NOTES

1. PROPOSED SALE OF THE PCS BUSINESS

  On July 10, 1994, McKesson Corporation ("McKesson" or the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the acquisition by Eli Lilly and Company ("Eli Lilly") of McKesson's pharmaceutical benefits management business (the "PCS Business"), which is primarily operated by PCS Health Systems, Inc. ("PCS") and Clinical Pharmaceuticals, Inc. ("CPA"), both of which are wholly-owned subsidiaries of McKesson, for approximately $4 billion.

  As required by the Merger Agreement, on July 15, 1994 ECO Acquisition Corporation, a wholly-owned subsidiary of Eli Lilly (the "Purchaser"), commenced a cash tender offer to purchase from McKesson shareholders all outstanding shares of McKesson common stock, par value $2.00 per share, (the "Shares") at a price of $76.00 net per Share (the "Offer"). The Offer is conditioned upon, among other things, satisfaction of the condition that there be validly tendered and not withdrawn, prior to the expiration of the Offer, a number of Shares that represent at least a majority of the total voting power of McKesson. Following the purchase of Shares under the Offer and satisfaction of certain other conditions, including such approval by McKesson stockholders as may be required by law, McKesson and the Purchaser will merge (the "Merger") and each Share not purchased in the Offer (other than Shares held by Eli Lilly and certain other related entities) will be converted into the right to receive $76.00 in cash or such higher price per Share as may be offered pursuant to the Offer, without interest.

  In addition, prior to the consummation of the Offer, McKesson will (i) transfer all of the assets and liabilities of McKesson other than those related to the PCS Business to SP Ventures, Inc., a newly-formed, wholly-owned subsidiary of McKesson ("New McKesson") and (ii) declare a dividend (conditioned upon consummation of the Offer) of one share of common stock of New McKesson, par value $.01 per share, for each Share held of record as of such date (collectively, the "Spin-Off"). After giving effect to the Spin-Off and the consummation of the Offer, the current business of McKesson (other than its PCS Business) will be continued through New McKesson. The net result of the proposed transaction is that each existing McKesson shareholder would receive a cash payment of $76 per Share (representing the proceeds from the sale of the PCS Business) together with one common share of New McKesson for each Share held as of the record date of the Spin-Off (representing his continuing interest in the retained businesses). Of the $4 billion to be paid by Eli Lilly, Eli Lilly has agreed to contribute approximately $600 million, subject to certain adjustments, to the capital of McKesson, which will transfer such amount to New McKesson, to meet certain tax and transaction costs and for the general corporate purposes of New McKesson, including the funding of investments in new and current businesses. Management believes that consummation of the proposed transaction would result in an estimated gain on sale of the PCS Business of approximately $500 million, after tax expenses, transaction costs and other expenses.

  For financial statement purposes, New McKesson will be the continuing entity and New McKesson will retain the name McKesson Corporation. The accompanying consolidated financial statements have been restated to present the PCS Business as a discontinued operation. See Note 8, "Discontinued Operations."

2. SIGNIFICANT ACCOUNTING POLICIES

  Consolidated Financial Statements of the Company include the financial statements of all majority-owned companies, except those classified as discontinued operations. All significant intercorporate amounts have been eliminated. Minority interest represents the minority shareholders' proportionate share in the equity or income of the Company's majority-owned Armor All Products Corporation ("Armor All") subsidiary. Certain prior year amounts have been restated to conform to the current year presentation.

  Cash and Short-Term Investments include all highly liquid debt instruments purchased with a maturity of three months or less at the date of acquisition.

  Inventories consist of merchandise held for resale and are stated at the lower of cost or market. The cost of substantially all domestic inventories is determined on the last-in, first-out ("LIFO") method. International inventories are stated at average cost.

                              MCKESSON CORPORATION

  Property, Plant and Equipment is stated at cost and depreciated on the straight-line method at rates designed to distribute the cost of properties over estimated service lives.

  Capitalized Software included in other assets reflects costs related to internally developed or purchased software for projects in excess of $250,000 that are capitalized and amortized on a straight-line basis over periods not exceeding five years.

  Goodwill and Other Intangibles are amortized straight-line over periods estimated to be benefitted, generally 25 to 40 years. Accumulated amortization balances netted against goodwill and other intangibles were $84.5 million, $73.3 million and $66.4 million at March 31, 1994, 1993 and 1992.

  Insurance Programs. Under the Company's insurance programs, coverage is obtained for catastrophic exposures as well as those risks required to be insured by law or contract. It is the policy of the Company to retain a significant portion of certain losses related primarily to workers' compensation, physical loss to property, business interruption resulting from such loss and comprehensive general, product, and vehicle liability. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims incurred. Such estimates utilize certain actuarial assumptions followed in the insurance industry.

  Income Taxes. The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", see Note 13.

  Earnings per Common Share. Primary earnings per share are calculated by dividing net income less preferred dividends by the weighted average shares outstanding adjusted for the dilutive effect of stock options. Fully diluted earnings per share reflect the dilutive effect of stock options and assume the conversion of the preferred stocks and convertible debentures and related earnings adjustments, except, in fiscal 1992, when certain potentially dilutive securities were anti-dilutive.

  Foreign Currency Translation. Assets and liabilities of the Company's foreign affiliates are translated at current exchange rates, while revenue and expenses are translated at average rates prevailing during the year. Translation adjustments are reported as a component of stockholders' equity.

3. SPECIAL ITEMS

  Special items of $37.4 million ($24.5 million after-tax, $.56 per fully diluted share) recorded in fiscal 1994 included a pre-tax gain of $55.1 million from the sale of 5,175,000 shares and the donation of 250,000 shares of common stock of Armor All. The shares donated to the McKesson Foundation had a market value of $4.3 million. Also included in special items was a loss of $13.4 million resulting from the termination of interest rate swap arrangements. These interest rate swap arrangements had been designated, through March 31, 1993, as a hedge against the Company's short-term variable interest domestic borrowings. As a result of the May 12, 1993 sale of Armor All shares and other factors, the interest rate swap arrangements were no longer considered effective as a hedge against the variable-rate borrowings, as the Company, at that time, no longer expected to borrow domestically on a short-term basis in fiscal 1994.

4. ACQUISITIONS AND INVESTMENTS

  The Company made four acquisitions in fiscal 1994 for an aggregate cash purchase price of $63.5 million. These included the purchase of a local direct delivery water company in the Water Products segment and a brand acquisition in the Armor All segment. In addition, two acquisitions were made in fiscal 1994 that expanded the Company's capabilities in the Health Care Services segment. In April 1993, the Company acquired a 22.7% interest in Nadro S.A. de C.V. ("Nadro"). Nadro is the leading pharmaceutical wholesale

                              MCKESSON CORPORATION
distributor in Mexico. At the same time, the Company received an option to acquire an additional 9% of Nadro's common stock. In January 1994, the Company acquired a 30% interest in Technology Assessment Group ("TAG"), a consulting firm specializing in health outcomes assessment.

  The impact on fiscal 1994 and 1993 net income and earnings per share, had the acquisitions occurred at the beginning of fiscal 1993, is not material.

  In June 1991, the Company purchased for $13.4 million the 50% equity interest in Medis Health and Pharmaceutical Services Inc. ("Medis") that it did not previously hold. (The Company's initial 50% equity interest had been acquired in February 1990 for $13.9 million.) Medis, the largest and only nationwide drug distributor in Canada, is now a wholly-owned subsidiary of the Company and has been consolidated in the accompanying financial statements since June 1991. Debt and other liabilities assumed at the date of acquisition were approximately $36 million and $131 million, respectively. Had the acquisition occurred at the beginning of fiscal 1992, fiscal 1992 consolidated revenues would have approximated $10.5 billion. The impact on fiscal 1992 net income and earnings per share, had the acquisition occurred at the beginning of fiscal 1992, is not material.

  In January 1992, the Company, through Medis, purchased 95.1% of the outstanding shares of Groupe Pharmaceutique Focus Inc. ("Focus"), a major Quebec pharmaceutical wholesaler, for approximately $1 million. In February 1992, Medis acquired the balance of the Focus shares. In connection with the purchase, Medis assumed all of the outstanding indebtedness of Focus, approximately $35 million at the date of acquisition. Focus had annual revenues of approximately $230 million in its fiscal year ended December 31, 1991.

5. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

  Trade receivables subject the Company to a concentration of credit risk with customers in the retail sector. This risk is spread over a large number of geographically dispersed customers.

  At March 31, 1994, the Company was contingently liable for approximately $30 million of customer financing notes receivable and $40 million of trade receivables. These notes and receivables were sold to three banks with recourse to the Company for certain uncollectible amounts.

6. RECEIVABLES

                                                               MARCH 31
                                                         ----------------------
                                                          1994    1993    1992
                                                         ------  ------  ------
                                                            (IN MILLIONS)
   Customer accounts.................................... $737.8  $723.5  $669.7
   Other................................................   37.4    27.7    24.9
                                                         ------  ------  ------
     Total..............................................  775.2   751.2   694.6
   Allowances...........................................  (30.8)  (38.0)  (30.3)
                                                         ------  ------  ------
     Net................................................ $744.4  $713.2  $664.3
                                                         ======  ======  ======

  The allowances are for uncollectible accounts, discounts, returns and other adjustments.

7. INVENTORIES

                                                           MARCH 31
                                                  ----------------------------
                                                    1994      1993      1992
                                                  --------  --------  --------
                                                        (IN MILLIONS)
   Inventories before LIFO reserve (approximates
    replacement cost)...........................  $1,311.6  $1,214.4  $1,157.4
   LIFO reserve.................................    (318.1)   (329.0)   (309.6)
                                                  --------  --------  --------
     Total......................................  $  993.5  $  885.4  $  847.8
                                                  ========  ========  ========

                              MCKESSON CORPORATION

  The LIFO method was used to value approximately 86%, 83%, and 81% of the inventories at March 31, 1994, 1993 and 1992.

8. DISCONTINUED OPERATIONS

  The net assets of discontinued operations at March 31 included in "Other Assets" were as follows:

                                                             MARCH 31
                                                      -------------------------
                                                       1994     1993     1992
                                                      -------  -------  -------
                                                           (IN MILLIONS)
   Total assets...................................... $ 487.1  $ 272.2  $ 247.8
   Total liabilities.................................  (368.0)  (206.0)  (187.4)
                                                      -------  -------  -------
     Net assets...................................... $ 119.1  $  66.2  $  60.4
                                                      =======  =======  =======

  Assets of discontinued operations consist primarily of PCS claim reimbursements and rebate receivables, and property plant and equipment and goodwill associated with the PCS operations. Liabilities of discontinued operations consist primarily of PCS claim and rebate payables and other accrued liabilities.

  In fiscal 1994, the Company acquired CPA, an administrator of clinically based managed prescription drug benefit programs, and an interest in Integrated Medical Systems, a developer of community medical information systems. These investments are included in the PCS Business to be sold.

  In fiscal 1993, the results of the Company's Central American pharmaceutical operation were included in continuing operations. The results of this operation had previously been included in discontinued operations. Prior year results were not restated as the effect would not have been material.

  Results of operations and dispositions of discontinued operations were as follows:

                                                          1994    1993    1992
                                                         ------  ------  ------
                                                            (IN MILLIONS)
Revenues................................................ $178.5  $116.5  $135.8
                                                         ======  ======  ======
Operating income before taxes........................... $ 52.3  $ 34.8  $ 32.1
Provision for taxes on income...........................  (21.0)  (13.4)  (14.3)
                                                         ------  ------  ------
  Net operating income..................................   31.3    21.4    17.8
                                                         ------  ------  ------
Loss on dispositions....................................    1.2     2.9    12.1
Tax benefit.............................................    0.5     1.1     4.6
                                                         ------  ------  ------
  Net loss on dispositions..............................    0.7     1.8     7.5
                                                         ------  ------  ------
Income from discontinued operations..................... $ 30.6  $ 19.6  $ 10.3
                                                         ======  ======  ======
Interest expense included in discontinued operations.... $  0.2  $  0.2  $  2.8
                                                         ======  ======  ======

  The net operating income includes $30.6 million, $19.6 million and $17.6 million from the operations of PCS in fiscal 1994, 1993 and 1992, respectively.

  The $1.2 million loss on dispositions in fiscal 1994 includes adjustments to environmental and other reserves associated with previously divested operations, offset, in part, by a gain from the settlement of tax refund litigation associated with the Company's former wine and spirits operations in the state of Florida.

  The $2.9 million loss on dispositions in fiscal 1993 includes adjustments to environmental and other reserves associated with previously divested operations, offset, in part, by a gain, net of previously established reserves, on the disposal of an equity investment in an office products distribution company.

                              MCKESSON CORPORATION

  The $12.1 million loss on dispositions in fiscal 1992 includes the gain from the sale of the Company's previously discontinued Georgia wine and spirits distribution business, the discontinuance and write-down of an equity investment in an office products distribution company and adjustments to environmental reserves associated with previously divested chemical operations.

9. LONG-TERM DEBT

                                                                  MARCH 31
                                                            --------------------
                                                             1994   1993   1992
                                                            ------ ------ ------
                                                               (IN MILLIONS)
   ESOP related debt....................................... $165.1 $177.1 $188.2
   4.50% exchangeable subordinated debentures due 2004.....  180.0    --     --
   8 5/8% Notes due 1998...................................   49.0   99.7   99.6
   10 3/4% Notes due 1995..................................    --     --    74.9
   8.75% Notes due 1997....................................   10.0   20.0   25.0
   2.35% to 11.0% IDRBs due through 2013...................   25.9   26.2   26.5
   Capital lease obligations (averaging 8.3%)..............    5.0    6.8    7.3
   Other, 6.5% to 15.7%, due through 2021..................   45.3   42.6   40.5
   Convertible debentures
    9 3/4% due through 2006................................    --     --    45.1
    9% due through 2005....................................    --     --     3.7
    6% due through June 1994...............................    0.5    0.5    0.6
                                                            ------ ------ ------
     Total.................................................  480.8  372.9  511.4
   Less current portion....................................   18.5   27.1   21.7
                                                            ------ ------ ------
     Total................................................. $462.3 $345.8 $489.7
                                                            ====== ====== ======

  The Company has a U.S. revolving credit agreement with six banks whereby the banks commit borrowing availability up to $200 million at the reference rate (6.25% at March 31, 1994) or money-market-based rates. Each year the agreement is extended an additional twelve months unless the banks decide not to extend their participation. To terminate its participation, a bank must give at least 27 months notice, in which event any borrowings outstanding at the expiration of the notice period must be repaid in four equal annual installments beginning October 31 of the year following the notice expiration period. The agreement contains limitations on additional indebtedness and lease obligations, and requires maintenance of minimum levels of working capital and net worth. The Company also has a 364 day U.S. revolving credit agreement which it entered into October 1993 with two banks whereby the banks commit borrowing availability up to $100 million at the reference rate or money-market-based rates. The agreement is cross-referenced to the covenants contained in the $200 million revolving credit agreement. At March 31, 1994, the Company had outstanding $20 million of commercial paper borrowings supported by these agreements and $280 million of unused borrowing capacity. Compensating balances are not required.

  In addition, the Company has a revolving credit agreement with one bank to support Canadian dollar borrowing needs of its wholly-owned Canadian subsidiary, Medis, whereby the bank commits borrowing availability up to $94 million. This facility bears interest at the Canadian prime rate (6.0% at March 31, 1994) or money-market based rates and expires on April 1, 1995. At March 31, 1994, $34 million of borrowings were outstanding under the revolving credit agreement and available borrowing capacity was $60 million. Compensating balances are not required under the credit agreement.

  Total interest payments were $43.3 million, $51.0 million and $59.7 million in fiscal 1994, 1993 and 1992.

                              MCKESSON CORPORATION

  ESOP related debt (see Note 14) is payable to banks and insurance companies, bears interest at rates ranging from 8.6% fixed rate to approximately 80% of the prime or 85% of money-market-based interest rates and is due in installments through 2009.

  The exchangeable subordinated debentures are exchangeable, at the option to the holder, into shares of Armor All common stock owned by the Company at an exchange price of $25.94 per share (equivalent to an exchange rate of 38.55 shares of Armor All common stock for each $1,000 principal amount of debentures), subject to the Company's right to pay cash equal to the market price of the stock in lieu of making the exchange.

  During fiscal 1994, the Company redeemed $50.7 million of 8 5/8% Notes and in fiscal 1993 redeemed $74.9 million of 10 3/4% Notes. An extraordinary loss of $4.2 million was recorded in fiscal 1994 on the early retirement of the 8 5/8% debt.

  The 6% debentures are convertible into common stock at $15.33 per share. Debenture conversions to common stock were $0.05 million in fiscal 1994, $48.9 million in fiscal 1993 and $6.7 million in fiscal 1992.

  Aggregate annual payments on long-term debt and capitalized lease obligations (see Note 10) for the years ending March 31 are:

                                                        LONG-TERM CAPITAL
                                                          DEBT    LEASES  TOTAL
                                                        --------- ------- ------
                                                             (IN MILLIONS)
   1995................................................  $ 18.3    $0.2   $ 18.5
   1996................................................    21.4     0.2     21.6
   1997................................................    31.4     0.3     31.7
   1998................................................    66.2     0.3     66.5
   1999................................................    14.7     0.3     15.0
   Later years.........................................   323.8     3.7    327.5
                                                         ------    ----   ------
   Total...............................................  $475.8    $5.0   $480.8
                                                         ======    ====   ======

10. LEASE OBLIGATIONS

  The Company leases facilities and equipment under both capital and operating leases. Net assets held under capital leases included in property, plant and equipment were $4.2 million, $5.8 million and $6.3 million at March 31, 1994, 1993 and 1992. Amortization of capital leases is included in depreciation expense.

  As of March 31, 1994, future minimum lease payments and sublease rentals in years ending March 31 are:

                                                      NON-       NON-
                                                   CANCELABLE CANCELABLE
                                                   OPERATING   SUBLEASE  CAPITAL
                                                     LEASES    RENTALS   LEASES
                                                   ---------- ---------- -------
                                                           (IN MILLIONS)
   1995...........................................   $ 22.1     $(1.7)    $ 0.7
   1996...........................................     18.5      (1.6)      0.7
   1997...........................................     14.9      (1.3)      0.7
   1998...........................................     10.6      (1.0)      0.6
   1999...........................................      8.2      (0.4)      0.6
   Later years....................................     36.8      (0.7)      5.4
                                                     ------     -----     -----
   Total minimum lease payments...................   $111.1     $(6.7)      8.7
                                                     ======     =====
   Less amounts representing interest.............                          3.7
                                                                          -----
   Present value of minimum lease payments........                        $ 5.0
                                                                          =====

                              MCKESSON CORPORATION

  Rental expense was $30.7 million, $29.8 million and $25.6 million in fiscal 1994, 1993 and 1992.

  Most real property leases contain renewal options and provisions requiring the Company to pay property taxes and operating expenses in excess of base period amounts.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

  At March 31, 1994, the carrying amount and the fair value of the Company's financial instruments, as determined under SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," were as follows:

                                                             CARRYING ESTIMATED
                                                              AMOUNT  FAIR VALUE
                                                             -------- ----------
                                                                (IN MILLIONS)
   Cash and short-term investments..........................  $ 89.0    $ 89.0
   Short-term borrowings....................................    57.2      57.2
   Long-term debt, including current portion................   480.8     489.8

  The estimated fair values were determined as follows:

    Cash and short-term investments and short-term borrowings: carrying amount approximates fair value.

    Long-term debt: quoted market prices or market comparables.

12. STOCKHOLDERS' EQUITY

  At March 31, 1994, there were 6,000,000 shares of cumulative preferred stock ($35 par value) authorized of which 131,953 shares of cumulative Series A preferred stock were outstanding. Series A preferred shares are convertible into 3.25 shares of common stock and are callable at $37 per share. Each share has voting rights equivalent to a share of common stock. Series A preferred stock of $0.4 million in fiscal 1994, $0.6 million in 1993 and $0.5 million in 1992 was converted to common stock.

  At March 31, 1994, there were 10,000,000 shares of series preferred stock ($1 par value) authorized of which 2,751,017 shares of Series B ESOP convertible preferred stock ($43.875 stated value) were outstanding and held by the Company's employee stock ownership plan ("ESOP"). Each share of Series B ESOP preferred stock is convertible into, and has voting rights equivalent to, one share of common stock. Shares which have been allocated to the accounts of ESOP participants and not converted into common stock are redeemable, at the holder's option, at $43.875 per share or the common share price, if higher, in cash or common stock, at the Company's option. Shares are redeemable at the Company's option at $46.51 at March 31, 1994 declining to $43.875 in 1999 and thereafter, payable in cash or common stock. Dividends are cumulative and are earned at the greater of 8.25% of stated value or the dividend declared on a common share in a given fiscal year.

  In May 1986, the Company's Board of Directors declared a dividend to common stockholders of rights to purchase, under certain conditions, Series A Junior Participating Series Preferred Stock. Such rights are exercisable only in the event of acquisition of 20% or more of the Company's common stock by another entity or a tender offer for 30% or more of the Company's common stock. Such rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of rights being redeemed. The rights expire in 1996.

  At March 31, 1994, there were 120,000,000 shares of $2 par value common stock authorized, of which 40,604,252 were outstanding net of treasury shares. Common shares totaling 3,210,530 were reserved for conversion of preferred stock and convertible debentures. As discussed in Note 16, approximately 58,000 shares were issued in fiscal 1994 as final settlement of certain contingent liabilities relating to the acquisition of Mass Merchandisers Inc. ("MMI").

                              MCKESSON CORPORATION

  Options to purchase common stock at various times through the year 2002 have been granted at market prices at date of grant to key employees.

  Option information follows:

                                     1994             1993            1992
                                ---------------  ---------------  -------------
   OPTION SHARES
   Outstanding at beginning of
    year......................        3,240,719        2,426,863      2,311,151
   Granted....................          828,675        1,378,425        557,850
   Exercised..................         (684,310)        (493,896)      (356,970)
   Cancelled..................         (175,355)         (60,085)       (57,796)
   Surrendered (stock appreci-
    ation rights).............           (4,704)         (10,588)       (27,372)
                                ---------------  ---------------  -------------
   Outstanding at year end....        3,205,025        3,240,719      2,426,863
   Available for additional
    grants at year end........          648,410        1,297,996      2,605,748
                                ---------------  ---------------  -------------
   Reserved at end of year....        3,853,435        4,538,715      5,032,611
                                ===============  ===============  =============
   Exercisable at end of year.        1,174,526        1,206,641      1,342,232
   AT MARCH 31
   Range of outstanding option
    prices....................  $19.625-$59.625  $19.375-$44.875  $15.00-$39.25
   Aggregate amounts (in mil-
    lions)
     Option price.............           $134.4           $117.9          $76.7
     Market value.............           $190.7           $145.0          $79.2

  The ranges of outstanding option prices exclude the options issued in fiscal 1987 in exchange for options of acquired companies at option prices averaging $8.80 and ranging from $1.26 to $19.35. At March 31, 1994, there were no such options outstanding. Options exercised during the three years ended March 31, 1994 had prices ranging from $9.17 to $43.75 per share.

  The holders of options with stock appreciation rights may exercise the option or, with the approval of the Compensation Committee of the Board of Directors, may receive the appreciation in the stock's value in the form of cash or stock.

  Certain debt agreements require that the Company maintain minimum levels of net worth. At March 31, 1994, net worth was approximately $145 million in excess of such minimum levels, as per the debt agreements amended May 11, 1992.

13. TAXES ON INCOME

  The provision for income taxes related to continuing operations consists of the following:

                                                             1994  1993   1992
                                                             ----- -----  -----
                                                               (IN MILLIONS)
   CURRENT
   Federal.................................................. $51.7 $40.0  $46.3
   State and local..........................................  13.1   9.7   10.4
   Foreign..................................................   8.0   8.9    6.6
                                                             ----- -----  -----
     Total Current..........................................  72.8  58.6   63.3
                                                             ----- -----  -----
   DEFERRED
   Federal..................................................  10.3   7.5  (30.1)
   State....................................................   2.3   1.4   (5.2)
   Foreign..................................................   3.2  (1.9)   --
                                                             ----- -----  -----
     Total Deferred.........................................  15.8   7.0  (35.3)
                                                             ----- -----  -----
       Total Provision...................................... $88.6 $65.6  $28.0
                                                             ===== =====  =====

                              MCKESSON CORPORATION

  Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Foreign pre-tax earnings were $22.4 million, $16.1 million and $10.9 million in fiscal 1994, 1993 and 1992, respectively.

  The reconciliation between the Company's effective tax rate on income from continuing operations and the statutory Federal income tax rate follows:

                                                               1994  1993  1992
                                                               ----  ----  ----
Statutory federal income tax rate............................. 35.0% 34.0% 34.0%
State and local income taxes net of federal tax benefit.......  4.5   4.5   6.6
Nondeductible amortization....................................  1.6   1.9   6.3
Dividends paid deduction--ESOP allocated shares............... (0.9) (0.9) (2.3)
Donation of Armor All shares.................................. (0.4)
Tax basis differences--restructuring charges..................              8.2
Other--net.................................................... (0.3)  0.5   0.8
                                                               ----  ----  ----
Effective tax rate............................................ 39.5% 40.0% 53.6%
                                                               ====  ====  ====

  The nondeductible amortization and dividend paid deduction percentages are higher in fiscal 1992 due to the lower level of income from continuing operations resulting from the restructuring charges.

  Income tax payments were $86 million in fiscal 1994, $52 million in fiscal 1993 and $48 million in fiscal 1992.

  As of March 31 the deferred tax balances consisted of the following:

                                                      1994     1993     1992
                                                     -------  -------  -------
                                                          (IN MILLIONS)
ASSETS
Nondeductible accruals for environmental
 obligations........................................ $  15.8  $  13.2  $  13.9
Other...............................................    44.4     46.9     36.6
                                                     -------  -------  -------
Current.............................................    60.2     60.1     50.5
                                                     -------  -------  -------
Nondeductible accruals for:
  Postretirement and postemployment plans...........    82.8     71.1     70.5
  Deferred compensation.............................    15.3     13.9     13.6
  Restructuring charges.............................     0.8      8.1     17.9
Other...............................................    15.5     13.2     19.9
                                                     -------  -------  -------
Noncurrent..........................................   114.4    106.3    121.9
                                                     -------  -------  -------
    Total........................................... $ 174.6  $ 166.4  $ 172.4
                                                     =======  =======  =======
LIABILITIES
Basis differences for inventory valuation........... $ (26.8) $ (26.5) $ (26.7)
Other...............................................    (2.5)    (0.8)    (6.8)
                                                     -------  -------  -------
Current.............................................   (29.3)   (27.3)   (33.5)
                                                     -------  -------  -------
Accelerated depreciation............................   (46.8)   (46.7)   (48.4)
Basis difference related to tax advantaged
 investments........................................   (15.1)   (18.5)   (21.6)
Systems development costs...........................   (13.6)   (10.8)    (8.5)
Retirement plan.....................................   (12.6)    (9.8)    (6.7)
Other...............................................   (18.1)    (8.8)    (2.1)
                                                     -------  -------  -------
Noncurrent..........................................  (106.2)   (94.6)   (87.3)
                                                     -------  -------  -------
    Total........................................... $(135.5) $(121.9) $(120.8)
                                                     =======  =======  =======
Total net current (included in prepaid expenses).... $  30.9  $  32.8  $  17.0
                                                     =======  =======  =======
Total net noncurrent (included in other assets)..... $   8.2  $  11.7  $  34.6
                                                     =======  =======  =======

                              MCKESSON CORPORATION

14. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

 Pension Plans

  Substantially all full-time employees of the Company are covered under either the Company-sponsored defined benefit retirement plan or by bargaining unit sponsored multi-employer plans. The benefits for Company-sponsored plans are based primarily on age of employees at date of retirement, years of service and employees' pay during the five years prior to retirement.

  Net pension expense for the Company-sponsored defined benefit retirement plan and executive supplemental retirement plan consisted of the following:

                            1994   1993   1992
                            -----  -----  -----
                              (IN MILLIONS)
Service cost--benefits
 earned during the year...  $ 5.5  $ 5.6  $ 5.0
Interest cost on projected
 benefit obligation.......   22.0   21.4   20.4
Return on assets--actual..  (23.6) (17.8) (42.0)
- --deferred gain (loss)....    2.3   (7.0)  20.5
Amortization of unrecog-
 nized loss and prior
 service costs............    2.1    2.0    3.4
Amortization of unrecog-
 nized net transition as-
 set......................   (2.5)  (2.5)  (2.5)
                            -----  -----  -----
  Net pension expense.....  $ 5.8  $ 1.7  $ 4.8
                            =====  =====  =====

  The funded status of the Company-sponsored defined benefit retirement plan at March 31 was as follows:

                                                      1994     1993     1992
                                                     -------  -------  -------
                                                          (IN MILLIONS)
Actuarial present value of benefit obligations
  Vested benefits................................... $ 226.0  $ 193.7  $ 182.4
  Nonvested benefits................................    13.5      9.9     10.0
                                                     -------  -------  -------
  Accumulated benefit obligation....................   239.5    203.6    192.4
  Effect of assumed increase in future compensation
   levels...........................................    21.9     21.6     22.9
                                                     -------  -------  -------
Projected benefit obligation for services rendered
 to date............................................   261.4    225.2    215.3
Assets of plan at fair value........................   241.5    227.0    220.4
                                                     -------  -------  -------
Excess (shortfall) of assets over projected benefit
 obligation.........................................   (19.9)     1.8      5.1
Unrecognized prior service cost and net loss from
 experience different from that assumed.............    63.8     38.2     29.7
Unrecognized net transition asset, recognized
 straight-line through 1998.........................   (11.7)   (14.5)   (17.3)
                                                     -------  -------  -------
Pension asset included in other assets.............. $  32.2  $  25.5  $  17.5
                                                     =======  =======  =======

  The projected unit credit method is utilized for measuring net periodic pension cost over the employees' service life. Costs are funded based on the recommendations of independent actuaries. The projected benefit obligations for Company-sponsored plans were determined using a discount rate of 7.5% at March 31, 1994 and 8.75% at March 31, 1993 and 1992 and an assumed increase in future compensation levels of 4.0% at March 31, 1994, 5.0% at March 31, 1993 and 5.5% at March 31, 1992. The expected long-term rate of return on assets used to determine pension expense was 9.75% for fiscal 1994 and 11.5% for fiscal 1993 and 1992.

                              MCKESSON CORPORATION

  The assets of the plan consist primarily of listed common stocks and bonds for which fair value is determined based on quoted market prices.

  The projected benefit obligation for the Company's executive supplemental retirement plan at March 31, 1994 was $36.3 million of which $32.2 million (the accumulated benefit obligation) is recognized as a liability on the consolidated balance sheet.

 Profit-Sharing Investment Plan

  Retirement benefits for employees not covered by collective bargaining arrangements include a supplementary contributory profit sharing investment plan ("PSIP"). The leveraged ESOP portion of the PSIP has purchased an aggregate of 4.1 million shares of common stock since inception and 2.85 million shares of convertible preferred stock from the Company. These purchases have been financed by 10 to 20-year loans from or guaranteed by the Company. The Company's related receivables from the ESOP have been classified as a reduction of stockholders' equity. The loans will be repaid by the ESOP from preferred stock dividends, common dividends on shares not yet allocated to participants and future Company cash contributions. The ESOP loan maturities and rates are identical to the terms of related Company borrowings (see Note
9).

  The following are the components of ESOP related expenses:

                                                           1994    1993    1992
                                                          ------  ------  ------
                                                             (IN MILLIONS)
Interest expense on ESOP debt............................ $ 11.4  $ 12.1  $ 14.3
Contribution expense
  Cost associated with ESOP debt principal payments......   13.7    14.0    11.7
  Dividends applied towards ESOP debt service............  (13.1)  (13.6)  (14.3)
                                                          ------  ------  ------
Net pre-tax ESOP related expenses........................   12.0    12.5    11.7
Income tax benefits(1)...................................   (6.9)   (6.7)   (5.8)
                                                          ------  ------  ------
Net after-tax ESOP related expenses...................... $  5.1  $  5.8  $  5.9
                                                          ======  ======  ======

- --------
(1) Additional tax benefits received on dividends paid on unallocated shares of $4.5 million, $4.8 million and $5.0 million in fiscal 1994, 1993, and 1992 have been credited directly to retained earnings in accordance with SFAS 109.

  Contribution expense for the PSIP in fiscal 1994, 1993 and 1992 was all ESOP related and is reflected in the amounts above. Shares allocated to plan participants were 506,000 in fiscal 1994, 508,000 in fiscal 1993, and 520,000 in fiscal 1992. Through March 31, 1994, 2.6 million common shares of the 4.1 million total common shares and 0.7 million of the Series B ESOP shares sold to the ESOP have been allocated to plan participants.

 Health Care and Life Insurance

  In addition to providing pension benefits, the Company provides health care and life insurance benefits for certain retired employees. The Company's policy is to fund these benefits as claims are paid. The benefits have been reduced significantly for those employees retiring after December 31, 1990. In 1989, the Company implemented the preferred stock ESOP to provide funds at retirement that could be used for medical costs or health care coverage.

                              MCKESSON CORPORATION

  Expenses for postretirement health care and life insurance benefits consisted of the following:

                                                              1994   1993  1992
                                                              -----  ----- -----
                                                                (IN MILLIONS)
Service cost--benefits earned during the period.............. $ 1.5  $ 1.9 $ 1.5
Interest cost on projected benefit obligation................  12.8   14.0  14.0
Amortization of unrecognized gain and prior service costs....  (8.6)
                                                              -----  ----- -----
  Total...................................................... $ 5.7  $15.9 $15.5
                                                              =====  ===== =====

  Payments for postretirement health care and life insurance benefits amounted to $12.8, $12.4 and $11.6 million in fiscal 1994, 1993 and 1992, respectively.

  The funded status and amounts recognized in the consolidated balance sheet for postretirement health care and life insurance benefits were as follows:

                                                  MARCH 31, MARCH 31, MARCH 31,
                                                    1994      1993      1992
                                                  --------- --------- ---------
                                                          (IN MILLIONS)
Accumulated postretirement benefit obligations:
  Retirees.......................................  $122.5    $135.5    $143.0
  Active plan participants.......................    21.7      25.8      25.9
                                                   ------    ------    ------
    Total........................................   144.2     161.3     168.9
  Unrecognized prior service cost and accumulated
   net gain......................................    27.0      17.3       4.7
                                                   ------    ------    ------
  Accrued postretirement benefit obligation......  $171.2    $178.6    $173.6
                                                   ======    ======    ======

  The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation is 8.0% for fiscal 1995, gradually declining to 5% in 1999 and thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the trend rate by one percentage point in each year would increase the accumulated postretirement health care and life insurance obligation as of March 31, 1994 and March 31, 1993 by $9.6 million and $13.7 million, respectively, and the related fiscal 1994 aggregate service and interest costs by $0.9 million. The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at March 31, 1994, 8.75% at March 31, 1993 and 8.5% at March 31, 1992.

 Postemployment Benefits

  As of April 1, 1993, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The cumulative effect of adopting the new standard resulted in a charge to net income of $16.7 million. The accounting change had no significant impact on current period results.

                              MCKESSON CORPORATION

15. SEGMENTS OF BUSINESS

                                                1994         1993       1992
                                              ---------    ---------  ---------
                                                      (IN MILLIONS)
REVENUES
Health Care Services......................... $11,823.0    $11,148.9  $ 9,821.0
Water Products...............................     240.3        229.6      232.8
Armor All....................................     182.3        168.4      146.1
Corporate....................................       5.8          8.8        9.4
                                              ---------    ---------  ---------
  Total...................................... $12,251.4    $11,555.7  $10,209.3
                                              =========    =========  =========
OPERATING PROFIT
Health Care Services(1)...................... $   187.1(4) $   190.7  $   107.8
Water Products...............................      37.0         30.4       24.1
Armor All....................................      38.3         32.1       21.4
                                              ---------    ---------  ---------
  Total......................................     262.4        253.2      153.3
Interest--net(2).............................     (40.1)       (43.7)     (48.0)
Corporate(1).................................     (35.6)       (45.4)     (53.1)
Special Items................................      37.4          --         --
                                              ---------    ---------  ---------
  Income before taxes on income.............. $   224.1    $   164.1  $    52.2
                                              =========    =========  =========
SEGMENT ASSETS--AT YEAR END
Health Care Services......................... $ 2,199.4    $ 2,035.3  $ 1,963.0
Water Products...............................     150.4        135.7      132.6
Armor All(3).................................     151.8        140.6      138.8
                                              ---------    ---------  ---------
  Total......................................   2,501.6      2,311.6    2,234.4
CORPORATE
  Cash and short-term investments(3).........      62.7         77.6      145.2
  Net assets of discontinued operations......     119.1         66.2       60.4
  Other......................................     151.6        148.2      140.6
                                              ---------    ---------  ---------
    Total.................................... $ 2,835.0    $ 2,603.6  $ 2,580.6
                                              =========    =========  =========
DEPRECIATION AND AMORTIZATION
Health Care Services......................... $    38.9    $    36.3  $    39.7
Water........................................      18.3         16.8       15.9
Armor All....................................       3.8          5.0        5.5
Corporate....................................       6.2          9.9       10.1
                                              ---------    ---------  ---------
  Total...................................... $    67.2    $    68.0  $    71.2
                                              =========    =========  =========
CAPITAL EXPENDITURES
Health Care Services......................... $    39.0    $    31.7  $    41.0
Water........................................      28.7         20.6       25.9
Armor All....................................       1.4          0.7        0.8
Corporate....................................       5.0          3.9        2.9
                                              ---------    ---------  ---------
  Total...................................... $    74.1    $    56.9  $    70.6
                                              =========    =========  =========

- --------
(1) Fiscal 1992 includes restructuring charges of $69.7 million in Health Care Services and $13.1 in corporate.
(2) Interest expense is shown net of corporate interest income.
(3) Armor All segment assets include $26.3 million, $33.9 million and $15.7 million of cash and short-term investments at March 31, 1994, 1993 and 1992, respectively.
(4) Includes $7.9 million of pre-tax earnings from an equity investment.

                              MCKESSON CORPORATION

  The Health Care Services segment includes wholesale operations that are distributors of ethical and proprietary drugs and health and beauty care products. Its products are distributed to chain and independent drug stores, hospitals, food stores and mass merchandisers throughout the United States and Canada. The businesses in this segment also market home health care, medical-surgical and first aid products and computer systems and software for pharmacists and other businesses and include the results of the Company's Central American pharmaceutical operation and an equity interest in a pharmaceutical wholesale distributor in Mexico.

  The Water segment is engaged in the processing, delivery and sale of bottled drinking water and the sale of packaged water to retail stores.

  Armor All Products Corporation, a majority-owned subsidiary, is engaged in developing and marketing branded appearance enhancement and protection products targeted primarily for the do-it-yourself automotive aftermarket.

  Sales to the Company's largest customer, Wal-Mart Stores, Inc., accounted for 10% of consolidated revenues in fiscal 1994.

  Information as to the Company's foreign operations was as follows:

                                                               1994      1993
                                                             --------- ---------
                                                                (IN MILLIONS)
   REVENUES
     United States.......................................... $10,952.1 $10,212.8
     International..........................................   1,299.3   1,342.9
                                                             --------- ---------
       Total................................................ $12,251.4 $11,555.7
                                                             ========= =========
   OPERATING PROFIT
     United States.......................................... $   230.5 $   227.5
     International..........................................      31.9      25.7
                                                             --------- ---------
       Total................................................ $   262.4 $   253.2
                                                             ========= =========
   ASSETS, AT YEAR END
     United States.......................................... $ 2,576.7 $ 2,347.1
     International..........................................     258.3     256.5
                                                             --------- ---------
       Total................................................ $ 2,835.0 $ 2,603.6
                                                             ========= =========

16. OTHER COMMITMENTS AND CONTINGENT LIABILITIES

  In addition to commitments and obligations in the ordinary course of business, the Company is subject to various claims, other pending and possible legal actions for product liability and other damages, investigations relating to governmental laws and regulations, and other matters arising out of the normal conduct of the Company's business.

  The Company is a defendant in several civil actions filed in late 1993 and early 1994 by independent pharmacies in the Superior Court for the State of California (County of San Francisco) and in multiple federal district courts. Most of the actions were brought as purported class actions on behalf of all other similarly-situated retail pharmacies, and the Federal actions have since been transferred to the U.S. District Court for the Northern District of Illinois for consolidated proceedings. There are numerous other defendants in these

                              MCKESSON CORPORATION
actions including pharmaceutical manufacturers, one pharmaceutical mail order firm, and several other wholesale distributors. These cases allege, in essence, that the defendants have unlawfully conspired together and agreed to fix the prices of brand name pharmaceuticals sold to plaintiffs at artificially high, discriminatory, and non-competitive levels, all in violation of various state and federal antitrust laws. Plaintiffs seek remedies in the form of injunctive relief, unquantified monetary damages (trebled as provided by law), and attorneys fees and costs. The Company believes it has meritorious defenses to the allegations made against it and intends to vigorously defend itself in this litigation.

  Primarily as a result of the operation of its former chemical businesses, which were divested in fiscal 1987, the Company is involved in numerous matters pursuant to various environmental laws and regulations. The Company has received various claims and demands from governmental agencies relating to investigative and remedial actions purportedly required to address environmental conditions alleged to exist at six (6) sites where the Company formerly conducted operations; and the Company, by administrative order or otherwise, has agreed to take certain actions at those sites. A seventh site, in Commerce City, Colorado, is the subject of a consent decree entered in fiscal 1991 whereby the site has been fully remediated by the successor of the former site operator and the Company and was removed from the National Priorities List (i.e., Superfund) in fiscal 1993. Another such Superfund site is a closed wood treatment facility formerly operated by Mass Merchandisers, Inc. ("MMI") acquired by the Company in 1985. In fiscal 1993, a consent decree was entered whereby the Company will remediate the site at a cost estimated by the EPA to be approximately $11 million, with an additional estimated contingent cost of approximately $4 million. The Company's escrow dispute with the former MMI shareholders regarding the costs of investigation and cleanup of that site has been settled.

  In addition to the foregoing remedial actions, the Company has been asked by current property owners to contribute to the investigation and environmental cleanup of eight (8) properties which the Company formerly owned or leased. The Company has also been designated as a potentially responsible party ("PRP") by the EPA under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (the "Superfund" law), for environmental assessment and cleanup costs as the result of the Company's alleged treatment or disposal of hazardous substances at thirty-two (32) Superfund sites. With respect to each of these Superfund sites, numerous other PRPs have similarly been designated and, while the current state of the law potentially imposes joint and several liability upon PRPs, as a practical matter costs of these sites are typically shared with other PRPs. In some cases the Company has partial indemnity agreements with its insurers or an allocation or contribution agreement with other PRPs, and settlements and costs paid by the Company in Superfund matters to date have not been significant.

  The potential costs to the Company related to all of these environmental matters are highly uncertain due to such factors as: the unknown magnitude of possible pollution and cleanup costs; the complexity and evolving nature of governmental laws and regulations and their interpretations; the timing, varying costs and effectiveness of alternative cleanup technologies; the determination of the Company's liability in proportion to other PRPs; and the extent, if any, to which such costs are recoverable from insurance or other parties. The Company has established reserves which it considers to be appropriate for these environmental matters, net of amounts which third parties have agreed to pay in settlement, where the Company believes it is probable the third parties will fulfill their agreements to pay.

  Finally, the product liability lawsuits involving the nutrition supplement L-tryptophan, which the Company has previously reported, have continued to be resolved by the manufacturer of the product without any payment by the Company. Only one such lawsuit is currently pending against the Company. Consistent with its existing agreements with the manufacturer and experience to date, the Company continues to believe it is entitled to full indemnification both with respect to the remaining case and any possible future suits

                              MCKESSON CORPORATION
involving L-tryptophan. While no assurance can be given, it appears unlikely that the Company will face non-indemnified damages as a result of this litigation.

  In view of the inherent difficulty in predicting the outcome of litigation and governmental proceedings, management cannot state what the eventual outcome of such litigation and proceedings will be. Although liabilities associated with the foregoing matters could be substantial, management believes, based on current knowledge, that the outcome of such litigation and proceedings will not have a material adverse effect on the Company's consolidated financial position.

17. SPECIAL CHARGES FOR RESTRUCTURING

  In fiscal 1992, the Company initiated a program to restructure its U.S. and Canadian health care services distribution businesses and wrote off an investment, resulting in a charge of $82.8 million ($56.8 million after-tax) in fiscal 1992. The fiscal 1992 restructuring program was geared to achieving cost and working capital efficiencies through the consolidation of facilities and workforce reductions, made possible by enhanced automation and other productivity improvements. During fiscal 1993 and 1994, eight distribution facilities were closed and workforce reductions were made. Charges to the restructuring reserve have consisted primarily of asset write-offs, lease settlements and moving and severance costs which, through March 31, 1994, have totaled approximately $72 million, including $49 million of non-cash charges. Also during 1994, the Company reallocated a portion of its restructuring reserve from facility consolidation costs to severance costs associated with workforce reductions.

18. ACCOUNTING CHANGES

  Fiscal 1994 results included the cumulative effect of the adoption of the new accounting standard for postemployment benefits, Statement of Financial Accounting Standards ("SFAS") No. 112. The cumulative effect of adopting this standard resulted in a charge to net income of $16.7 million, net of $10.4 million tax benefit, or $.38 per fully diluted share.

  Fiscal 1992 results included the cumulative effects of the adoption of the new accounting standard for postretirement health and life insurance benefits, SFAS No. 106, and of changing the accounting practice for recording environmental obligations. Prior to this change, environmental liabilities were recorded at the present value of estimated future cash flows. Under the new method, such liabilities are recorded at total estimated future costs. The cumulative effects of these changes resulted in a charge to net income of $110.5 million, net of $67.7 million tax benefit, or $2.85 per fully diluted share.

                              MCKESSON CORPORATION

19. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                          FIRST        SECOND   THIRD    FOURTH   FISCAL
                         QUARTER      QUARTER  QUARTER  QUARTER    YEAR
                         --------     -------- -------- -------- ---------
                            (IN MILLIONS EXCEPT PER SHARE AMOUNTS)
FISCAL 1994
 Revenues............... $2,931.7     $2,988.8 $3,206.4 $3,124.5 $12,251.4
 Gross profit...........    266.7        255.8    258.6    283.3   1,064.4
 Income after taxes
  Continuing operations. $   48.6     $   22.5 $   24.2 $   31.2 $   126.5
  Discontinued opera-
   tions................      6.7          7.2      7.5      9.2      30.6
  Extraordinary loss
    --debt
   extinguishment.......     (4.2)                                    (4.2)
  Cumulative effect of
   accounting change....    (16.7)(1)                                (16.7)(1)
                         --------     -------- -------- -------- ---------
   Total................ $   34.4     $   29.7 $   31.7 $   40.4 $   136.2
                         ========     ======== ======== ======== =========
 Earnings per common
  share
  Fully diluted
   Continuing opera-
    tions............... $   1.10     $   0.48 $   0.52 $   0.68 $    2.78
   Discontinued opera-
    tions...............      .15          .17      .17      .21       .70
   Extraordinary loss
    --debt extinguish-
    ment................    (0.10)                                   (0.10)
   Cumulative effect of
    accounting change...    (0.38)                                   (0.38)
                         --------     -------- -------- -------- ---------
    Total............... $   0.77     $   0.65 $   0.69 $   0.89 $    3.00
                         ========     ======== ======== ======== =========
  Primary
   Continuing opera-
    tions............... $   1.16     $   0.51 $   0.54 $   0.72 $    2.93
   Discontinued opera-
    tions...............      .16          .18      .19      .22       .75
   Extraordinary loss
    --debt extinguish-
    ment................    (0.10)                                   (0.10)
   Cumulative effect of
    accounting change...    (0.41)                                   (0.41)
                         --------     -------- -------- -------- ---------
    Total............... $   0.81     $   0.69 $   0.73 $   0.94 $    3.17
                         ========     ======== ======== ======== =========
 Cash dividends per
  share
  Common................ $    .40     $    .42 $    .42 $    .42 $    1.66
  Series A preferred....      .45          .45      .45      .45      1.80
  Series B ESOP pre-
   ferred...............     .905         .905     .905     .905      3.62
 Market prices per com-
  mon share
  High.................. $ 46 3/8     $ 52 3/4 $ 57 1/4 $ 68 1/2 $  68 1/2
  Low...................   38 5/8       41 7/8   50 1/2   52 1/2    38 5/8

- --------
(1) Previously reported as $15.8 million, adjusted by $0.9 million for the effect of changing the discount rate used to compute the present value of postemployment benefits based on subsequent SEC guidance.

                              MCKESSON CORPORATION

                                  FIRST    SECOND   THIRD     FOURTH    FISCAL
                                 QUARTER  QUARTER  QUARTER  QUARTER(1)   YEAR
                                 -------- -------- -------- ---------- ---------
                                     (IN MILLIONS EXCEPT PER SHARE AMOUNTS)
FISCAL 1993
 Revenues....................... $2,810.4 $2,843.8 $2,983.2  $2,918.3  $11,555.7
 Gross profit...................    256.5    258.6    256.2     293.5    1,064.8
 Income after taxes
  Continuing operations.........     22.1     20.9     22.4      29.7       95.1
  Discontinued operations.......      5.4      4.7      5.4       4.1       19.6
                                 -------- -------- --------  --------  ---------
   Total........................ $   27.5 $   25.6 $   27.8  $   33.8  $   114.7
                                 ======== ======== ========  ========  =========
 Earnings per common share
  Fully diluted
   Continuing operations........ $    .49 $    .45 $    .48  $    .65  $    2.07
   Discontinued operations......      .12      .11      .12       .09        .44
                                 -------- -------- --------  --------  ---------
    Total....................... $    .61 $    .56 $    .60  $    .74  $    2.51
                                 ======== ======== ========  ========  =========
  Primary
   Continuing operations........ $    .52 $    .48 $    .51  $    .69  $    2.20
   Discontinued operations......      .14      .12      .13       .10        .49
                                 -------- -------- --------  --------  ---------
    Total....................... $    .66 $    .60 $    .64  $    .79  $    2.69
                                 ======== ======== ========  ========  =========
 Cash dividends per share
  Common........................ $    .40 $    .40 $    .40  $    .40  $    1.60
  Series A preferred............      .45      .45      .45       .45       1.80
  Series B ESOP preferred.......     .905     .905     .905      .905       3.62
 Market prices per common share
  High.......................... $ 34 1/4 $     40 $ 44 1/4  $ 47 1/8  $  47 1/8
  Low...........................   30 1/4   31 1/4   36 1/2    40 1/2     30 1/4

- --------
(1) Fourth quarter 1993 net income from continuing operations includes $2.8 million of earnings related to the Company's Central American operations offset by other reserve adjustments within the Health Care Services segment. Prior to the fourth quarter of fiscal 1993, the Central American results were included in discontinued operations. Prior quarter results were not restated because the adjustments would not have been material.